# CHEMUNG FINANCIAL CORPORATION

## 2002 ANNUAL REPORT


03055260


ARIS
P.E.
12-31-02
APR 14 2003



*Leadership is practiced not so much in words as in attitude and in actions.*


PROCESSED
APR 15 2003
THOMSON
FINANCIAL

## ABOUT OUR REPORT

Chemung Financial Corporation, by way of the Chemung Canal Trust Company, was born of a spirit of independence and leadership. The independence evolved through a commitment to the principles of the organization, while the leadership rose from a vision of success.

Robert Reich, the economist and a former secretary of labor, said, "A leader is someone who steps back from the entire system and tries to build a more collaborative, more innovative system that will work over the long term." The Chemung Financial Corporation uses this combination of collaboration and innovation to structure how we work with our clients on their personal and corporate finances; how we partner with our communities on their quest for economic growth; and, how we support our non-profit partners in their need for financial, volunteer and leadership support.

If, according to Peter Drucker, "management is doing things right" and "leadership is doing the right thing," then at Chemung Financial Corporation we have the necessary combination of leaders and managers to envision and to realize success for our shareholders, clients and employees.

Within the pages of this annual report, you will see that Chemung Canal Trust Company and CFS Group, Inc., are "learning" organizations. That is, they do not put their energies into creating and perfecting elaborate plans. Rather, they build the knowledge, expertise and leadership to formulate visionary plans with practical deployment. It is also the charge of these leaders to keep the plans flexible and versatile to facilitate proactive approaches to emerging opportunities.

Chemung Financial Corporation's most rewarding years still lie ahead. We know that, as a locally owned and operated community bank, we have the best chance of making a difference in the quality of life afforded to our employees and clients. When we say that we are "At the Center of Your Community," we intend to back up our words with actions that highlight leadership, commitment, independence and vision.

DIVIDEND INVESTMENT AND STOCK PURCHASE PLAN
Registered shareholders of Chemung Financial Corporation, through the Dividend Investment and Stock Purchase Plan, may invest their dividends or make quarterly cash payments to purchase additional stock of the Corporation. Shareholders not enrolled in the plan may receive a descriptive brochure and authorization card for the plan upon written request to the Corporation's Secretary at the following address:

Chemung Financial Corporation
Attn: Corporate Secretary
P.O. Box 1522
Elmira, New York 14902-1522
www.chemungcanal.com

FORM 10-K ANNUAL REPORT
A copy of the Corporation's Form 10-K Annual Report is available without charge to shareholders after March 31, 2003, upon written request to the Corporation's Secretary at the address noted adjacent.

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Thursday, May 15, 2003, at 7:00 p.m. in the Clemens Center.

Design: Jim Pryslak, Pryslak Design, Elmira, NY
Photography: Frank Borkowski, Foto Forum, Corning, NY

## MISSION

To ensure that Chemung Financial Corporation remains a strong and independent financial services organization; ◦ To enhance the value of our shareholders' investment; ◦ To develop and deliver quality financial services and maintain high standards of business ethics and community leadership; ◦ To respond to the financial needs and wants of each economic level within the communities we serve; and ◦ To provide a supportive and rewarding environment for our employees.

## VISION

Quality relationships are our core competency, and will lead to Chemung Financial Corporation's becoming the premier financial services provider in our markets.

(in thousands, except per share data)

| OPERATING RESULTS-YEAR ENDED DECEMBER 31 | 2002 | 2001 | % of Change |
|---|---|---|---|
| Net interest income | $ 27,128 | $ 27,430 | -1.10% |
| Provision for loan losses | 3,283 | 1,100 | 198.45% |
| Non-interest income: | | | |
| Securities (losses) gains, net | -459 | 491 | -193.48% |
| Trust & Investment Services income | 4,488 | 4,537 | -1.08% |
| Other operating income | 6,292 | 5,180 | 21.47% |
| Other operating expense | 25,405 | 24,052 | 5.63% |
| Net income | 6,540 | 8,493 | -23.00% |
| AT YEAR END: | | | |
| Assets | $ 751,171 | $ 725,072 | 3.60% |
| Loans, net of deferred fees and costs, and unearned income | 432,294 | 423,755 | 2.02% |
| Allowance for loan losses | 7,674 | 5,077 | 51.15% |
| Deposits | 541,765 | 520,687 | 4.05% |
| Shareholders' equity | 79,427 | 79,162 | 0.33% |
| Employees (full time equivalent) | 311 | 315 | -1.27% |
| SHARE AND PER SHARE DATA: | | | |
| Net income | 1.66 | 2.10 | -20.72% |
| Book value, at year end | 20.66 | 19.66 | 5.09% |
| Tangible book value, at year end | 19.60 | 18.55 | 5.67% |
| Dividends declared | 0.92 | 0.90 | 2.22% |
| Shares outstanding (average) | 3,928 | 4,051 | -3.04% |
| RATIOS: | | | |
| Allowance to total loans | 1.78% | 1.20% | |
| Return on average assets | 0.88% | 1.18% | |
| Return on average Tier I Equity | 9.45% | 12.49% | |
| TRUST ASSETS UNDER ADMINISTRATION | | | |
| (Market Value) | | | |
| As Fiduciary | $ 818,810 | $ 927,937 | -11.76% |
| As Custodian | 396,077 | 446,681 | -11.33% |
| | $1,214,887 | $1,374,618 | -11.62% |

| MARKET PRICES OF CHEMUNG FINANCIAL CORPORATION STOCK DURING PAST THREE YEARS (DOLLARS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| 1st Quarter | 28.05 – 29.70 | 19.25 – 20.50 | 18.00 – 24.50 |
| 2nd Quarter | 28.25 – 28.85 | 19.05 – 23.65 | 19.00 – 21.50 |
| 3rd Quarter | 28.00 – 28.70 | 22.80 – 29.00 | 19.13 – 20.50 |
| 4th Quarter | 23.00 – 28.20 | 28.00 – 30.00 | 19.25 – 19.75 |

| DIVIDENDS PAID PER COMMON SHARE BY CHEMUNG FINANCIAL CORPORATION DURING PAST THREE YEARS | 2002 | 2001 | 2000 |
|---|---|---|---|
| January 2 | 0.230 | 0.220 | 0.210 |
| April 1 | 0.230 | 0.220 | 0.210 |
| July 2 | 0.230 | 0.220 | 0.210 |
| October 1 | 0.230 | 0.230 | 0.220 |
| | 0.920 | 0.890 | 0.850 |

As of December 31, 2002 there were 684 registered holders of record of the Corporation's stock. Chemung Financial Corporation common stock is inactively traded in the over-the-counter market.

The quarterly market price ranges for the Corporation's stock for the past three (3) years are based upon actual transactions as reported by brokerage firms which maintain a market or conduct trades in the Corporation's stock and other transactions known by the Corporation's management.



## MESSAGE TO OUR SHAREHOLDERS

JAN P. UPDEGRAFF, PRESIDENT AND CHIEF EXECUTIVE OFFICER

*Leadership,* by design, permeates this annual report. Our intent in focusing on this attribute is to emphasize the important role that leadership, its development and its responsibility play in every aspect of our organization. In this we believe we echo Norman Schwarzkopf: "Leadership is a combination of strategy and character."

At Chemung Financial Corporation, we made the decision four years ago to position ourselves "At the Center of Your Community." This branding and positioning came out of a desire to evolve the definition of excellence in corporate citizenship: to support our communities by remaining profitable so that we could contribute financial support, and by developing leaders so that we could contribute strategic support.

Our position "At the Center of Your Community" also helps us fulfill our mission to our three major stakeholders: the owners of our common stock; the clients who continue to look to us for support during demanding times; and, our employees with whom we join to stand tall in providing that support. With this commitment, we are telling these groups that we are deliberately focusing upon ensuring that the communities we serve can look to a rewarding future with the best possible quality of life. This focus requires commitment to our vision that relationships are an integral part of "who we are" and that our leadership must be evident wherever we endeavor to serve.

It is because we are so intertwined with our stakeholders that, in 2002, local and global economic challenges were reflected in our financial position. Operating results for 2002 were mixed but generally strong and we are proud of our accomplishments during a year in which the business environment was indeed challenging. Net profits were $6.54 million compared with $8.49 million in 2001. Earnings per share declined 21.0% from $2.10 to $1.66 for the 12-month period. Dividends declared were $0.92 vs. $0.90, on fewer average shares outstanding. Net profits for the fourth quarter of 2002 were $1.60 million vs. $1.66 million in 2001. Earnings per share, however, increased from $0.41 to $0.42, also on fewer average shares outstanding as we continued our two-year share repurchase program that began in May 2001.

While our commercial lending activity was influenced by selectively weak demand for the products of a few large manufacturing clients, we noted continued high demand for 1-4 family mortgage loans, home equity loans and other consumer loans. Our business environment during 2002 was characterized by a capital spending recession with thus-far moderate implications for consumer spending. During the third quarter, however, the weakness in orders to the manufacturing segment of our commercial loan business was the leading factor in our decision to significantly increase the provision for loan losses. During the year, the provision totaled $3.3 million, an increase of $2.2 million over 2001. It is important to understand that we are working with these clients and making every effort to help them look forward to a future in which they can thrive. We believe that this is how responsible community-oriented financial institutions should behave during such times. While the provision to the allowance for loan losses reflects the increased difficulties faced by our business stakeholders, actual business loan losses did not increase during 2002.

Also during the third quarter, a $2.5 million par corporate bond was written down to 51 percent of face value in response to the downgrading of its investment-quality rating. This write-down resulted in a $1.0 million charge to pre-tax earnings. The increased loan loss provision, combined with the corporate bond write-down, negatively impacted our 2002 net profits by about $1.9 million or $0.49 per share. During the first quarter of 2003, the market value of the corporate bond recovered to 85-90 percent of face value, reflecting partial resolution of liquidity issues faced by the issuer of the bond.

For concrete proof of our commitment to the future, one need only look at our present facilities and our future plans. During 2002, we fully renovated the first floor of our home office at One Chemung Canal Plaza. The renovations were completed during the fourth quarter and the grand opening was held on the evening of November 20th. Noted art collector Robert Rockwell of Corning, NY, loaned us many original Western Art paintings and sculptures from his personal collection for the occasion, and they will remain on display throughout the current year. This gesture is particularly significant in that Mr. Rockwell, 91, previously loaned his paintings and sculptures to us on the occasion of the opening of the new main office in 1971. They were well received then and are every bit as popular today.

Turning from our physical facilities to our greatest assets — our people — our corporate team is involved in leadership roles throughout our communities. They delivered financial support during 2002 to over 225 not-for-profit organizations with total amounts exceeding $350,000. During May, we sponsored the twenty-fifth annual running of our signature special event, the Elmira-Thon. Toward the end of 2002, we decided that going forth we would place our 25 years of Elmira-Thon expertise and volunteer efforts with the annual Susan G. Komen Race for the Cure in support of this organization's efforts to one day eradicate breast cancer. We believe that supporting the running community, while contributing volunteers and funds to this important charity, is more closely aligned with our mission today.

As we look ahead, our intention is to build upon the characteristics that have always made our company of special significance throughout our market area:

- Our commitment, to enhance the quality and value of our services to our stakeholders;
- Our independence, to ensure that we can continue our tradition of community support to help the local condition prosper; and,
- Our vision, to initiate growth and to make our communities even better places to live and work.

Each segment of our stakeholders today enjoys a combination of diverse and healthy businesses; first-rate two- and four-year educational institutions; healthcare facilities of the highest quality; truly fine, well-endowed performing and fine arts institutions; and, a workforce possessing the highest technical skills. The Chemung Financial Corporation Board of Directors, Executive Management Team and our over three hundred employees are well represented in the leadership of these areas so vital to our future.



Jan P. Updegraff
President and
Chief Executive Officer

## Promotions


Melinda A. Sartori
Executive Vice President
Trust & Investment
Services Division


Ronald E. Allison
Vice President
Marketing Department


Louis C. DiFabio
Vice President
Commercial Loan Department


Pamela D. Burns
Assistant Treasurer
Trust Operations Division


Christopher J. Seymour
Assistant Treasurer
Investment Services Division

## Retirements


John E. Burke, Vice President
Commercial Loan Department
Retired on July 1, 2002, after
37 years of service


William A. Tryon
Trayer Products
Retired after 28 years
of board service

## New Board Member


William D. Eggers
Senior Vice President &
General Counsel
Corning Incorporated


25th
Elmira-Thon

(TOP PHOTOS) For 25 years, June meant the Elmira-Thon. This event took on several features during its tenure, including a kids' 1-mile Fun Run; a duathlon with running and biking; and, 3-mile and 10-K foot races. In 2003, Chemung Canal Trust Company will be supporting the running community through local presenting sponsorship of the Susan G. Komen Race for the Cure in May. (BELOW, TOP LEFT) This is how the main office lobby looked when it opened in 1971. (BELOW, BOTTOM LEFT, TOP AND BOTTOM RIGHT) The lobby was renovated in 2002, and a grand reopening party was held in November.









Chemung Canal Trust Company is proud to support in Chemung, Schuyler, Steuben and Tioga counties through efforts and monetary support. As a community bank, Chemung Canal is set apart from other financial services providers by the fact that its employees live, invest, donate and volunteer in the same locales as they work. When we say that we are *"At the Center of Your Community,"* we are making a to remain strong and independent, so that you can continue to have a financial services provider that not only its role in your community, but understands yours as well.



*We know that leadership is very much related to change. As the pace of change accelerates, there is naturally a greater need for effective leadership.*

*John Kotter*





## CHEMUNG CANAL TRUST COMPANY COMMUNITY INVOLVEMENT THROUGH VOLUNTEERISM, CHARITABLE CONTRIBUTIONS AND OTHER FINANCIAL SUPPORT

All Saints Academy
Arts of the Southern Finger Lakes
American Cancer Society
American Heart Association Heart Walk
American Red Cross Chemung Schuyler
American Red Cross Corning
ARC
Arnot Art Museum
Arnot Ogden Medical Center
Baden Powell Council
Bath Babe Ruth League
Bath Kiwanis Youth Soccer
Bath Rotary
Bethany Village
Big Flats Community Days
Big Flats Elementary School
Big Flats Little League
Big Flats Youth Basketball
Big Flats Volunteer Fire Department
Career Development
Chamber of Commerce Bath
Chamber of Commerce Chemung
Chamber of Commerce Greater Corning Area
Chamber of Commerce Greater Valley
Chamber of Commerce Schuyler
Chamber of Commerce Tioga
Chemung County Habitat for Humanity
Chemung County Historical Society
Chemung County Human Relations
Chemung County Performing Arts
Chemung County Youth Bureau
Christian Learning Center Elementary School
Cinderella Big Flats
Cinderella Elmira
Cinderella Elmira Heights
Cinderella E.V.P.P.
Coburn Free Library
Community Foundation of the Elmira Corning Area
CORE
Cornell Cooperative Extension
Corning Classic Charities LPGA
Corning Community College
Corning Hospital Blue Ribbon Givers Club
Corning In Town Promotions
Corning Little League
Corning Painted Post Historical Society
Curtiss Museum
CVMS
CVSA
Diven Elementary School
Eastside Catholic Parish
Elmira Corning All Sports
Elmira College
Elmira Heights Little League
Elmira Heights PBA
Elmira Little Theatre
Elmira Pioneers
Elmira Senior Citizens Softball Team
Elmira Small Fry
Elmira Thon
EOP
EOP Ernie Davis Golf Tournament
Epiphany Charity
Faith Temple
Family Services
Five Rivers Council
F.L. Waterman Conservation Ed Center
Food Bank of the Southern Tier
Frederick Douglas Church
Glen Regional Corvette Club
Greater Valley Emergency
Haverling Central School
Historic Owego Market Place
Holy Family Schools
Horseheads Babe Ruth League
Horseheads Emergency Volunteers
Horseheads Girls Softball
Horseheads High Project Graduation
Horseheads Marching Band
Horseheads Police Department
Horseheads RIF Fund
Horseheads Varsity H Club
Horseheads Village Merchants Association
Horseheads Youth Basketball
Horseheads Youth Bureau
Huck Finn Little League
IRA Davenport Hospital
Jack List Youth Award Golf Tournament
John W. Jones Museum
Josh Palmer Fund
Junior Achievement
Junior League
Kiwanis
Knights of Columbus
Lions Club
Lowman Little League
Marine Corp League
Market Street Restoration Agency
Mark Twain Little League
MS Walk
Mt. Nebo Lodge #82
NAACP
Near Westside
New Hope Center
Newark Valley Historical Society
Notre Dame High School
Odessa Fire Department
171 Cedar Inc.
Orchestra of the Southern Finger Lakes
Owego Apalachin Booster Club
Owego Apalachin Foundation
Owego Fire Department
Owego 4-H
Owego Halloween Alternative Party
Owego Junior Football Team
Owego Kiwanis
Owego Little League
Owego Rotary
Owego Strawberry Festival
Painted Post Area Board of Trade
Painted Post Colonial Days
Painted Post Lions Club
Partnership Market Street
Pathways
Penn York Opportunities
Planned Parenthood
Pupil Assistance in Learning
Quota International
ROAR
Rockwell Museum
Rotary
RSVP of Chemung County
Salvation Army
Sayre Elks Club
Sayre High School
Schuyler County Dairy Festival
Schuyler County Farm Bureau
Schuyler County Girls Softball
Schuyler County Historical Society
Schuyler County Office for the Aging
Schuyler County Small Fry Cheerleading Association
Schuyler County Small Fry Football
Schuyler County Soccer Club
Schuyler Health Foundation
Science & Discovery
SCOPED
SCT BOCES
Seneca Lake Pure Waters
Senior Center
Seven Lakes Girl Scout Council
Sheriffs Community Fund
Southside High School Project Graduation
Southside High School Yearbook
Southeastern Steuben County Habitat for Humanity
Southern Tier Association for the Visually Impaired
Southern Tier Hospice
Southern Tier Interfaith Coalition
Southern Tier Mennonite
Southport Historical Society
Southport Recreation
Southside High School Booster Club
SPCA
Special Olympics
Spectrum Drum & Bugle Corp
Spencer Crest Nature Center
Spencer Van Etten School
St. Joseph's Hospital Foundation
STEG
Steuben County ARC
Summer Cohesion
Thomas A. Edison Project Graduation
Thomas A. Edison Yearbook
Tanglewood Nature Center
Task Force on Children
Three Rivers Development
Tioga Center Christian School Yearbook
Tioga Central School
Tioga County Agricultural Society
Tioga County Boys & Girls Club
Tioga County Community Chest
Tioga County Council of the Arts
Tioga County Habitat for Humanity
Tioga County Historical Society
Tioga County Youth Soccer Association
Tioga Opportunities Program
Tioga United Way
Twin Tier Coalition
Twin Tier Jazz
UCP
United Way of Chemung and Steuben Counties
United Way Schuyler County
Valley ARC
Valley Chorus
Valley Kiwanis
Valley Men's Bowling Association
Valley Youth Soccer Association
Van Etten Fire Department
Village of Owego MPC
Village of Watkins Glen
VL&H Fire Company
Watkins Glen Grand Prix Festival
Watkins Glen High School
Watkins Glen International
Watkins Montour Rotary
Waverly Athletics Booster Club
Waverly Business Association
Waverly Central School
Waverly Free Library
Waverly Hall of Fame
Waverly Police DARE Program
Waverly Recreation Commission
Waverly Rotary
West Elmira Recreation Commission
West High Band
West High School Choral
Womens Center
YMCA
YWCA
Zonta Club

The founders of Chemung Canal Trust Company, one of the first upstate New York banks, saw the need for general banking services in this area. A leader growing with the area, Chemung Canal introduced trust services in 1903, upgraded to a larger facility in both 1920 and 1971, and added 13 branch locations from 1951 to 1995. CFS Group, Inc. was introduced as a subsidiary of the holding company, Chemung Financial Corporation, in 2001 to meet the need for insurance and brokerage services within our market area.

Leadership, along with its components: commitment, independence and vision, is imperative to the success of Chemung Financial Corporation and its subsidiaries, Chemung Canal Trust Company and CFS Group, Inc.

Our commitment to community, dedication to independence and vision for the future will ensure that Chemung Financial Corporation remains a leader in the communities it serves. As leaders, we will initiate and support growth, laying the path for the future. The quality of service we deliver to our clients, shareholders and employees demands it, and we will guarantee it.

# leadership



*"The leader has to be practical and a realist, yet must talk the language of the visionary and the idealist."*

*— Erik Hoffer*

Chemung Financial Corporation recently restated its long-term commitment to Chemung, Schuyler, Steuben and Tioga counties with a 14-branch renovation plan, which enlists the talents of local contractors. We see a prosperous future, and we are prepared for it.

The year 2002 brought economic challenges, with both local and global implications. As partners to our business clients, these challenges provide us with an opportunity to prove our commitment to our clients. We will stand with area businesses as they address their financial challenges today, and support their business plans to regain financial stability and profitable growth.

In addition to our clients, we are also committed to our communities. In 2002, we assisted over 225 not for profit organizations through volunteer and financial support. These organizations serve to instill local pride, improve the quality of life and prepare our children to lead us into the future.

# commitment


"Unless commitment is made, there are only promises and hopes...but no plans." — Peter Drucker
COMMITM

Chemung Financial Corporation's independence is key to its ability to serve our clients, shareholders and employees at the level that they have come to expect, and that they certainly deserve.

With the growing strength and presence of large corporations in our local area, Chemung Financial Corporation is dedicated to its independence and to the stability that independence brings. Our clients know us by name, as we do them. Community organizations come to us for support, because we've given consistently. Our 300-plus employees work diligently for an employer they believe in, and that believes in them.

Chemung Canal Trust Company has been independent since 1833. This independence is as vital to our communities as it is to our clients, our employees and our shareholders; for, without independence, our local discretion in community support is erased. Our training and skill allow us to do things right; our independence allows us to do the right thing.



# independence

*"What we do today, right now, will have an accumulated effect on all our tomorrows."*

*— Alexandra Stoddard*

DEPENDE

Since 1833, Chemung Canal Trust Company has shared, and in many cases articulated and led, the vision behind the development of business and community in Chemung, Steuben, Schuyler and Tioga counties. Now, as always, Chemung Financial Corporation sees the potential in all of the communities we serve and supports change to help realize that potential.

Whether we're providing financial support to increase the capability of local hospitals, supplying resources and volunteers for new community events or introducing state-of-the art products and technologies to make financial management more convenient, Chemung Financial Corporation believes in and supports the bright futures of the communities it serves. We will continue to contribute to the vision of today to define the promise of tomorrow.



# vision

VISION

*"There are those that look at things as they are, and ask: 'Why?' I dream of things that never were and ask: Why not?"* — *Robert F. Kennedy*

# Management's Discussion and Analysis of Financial Condition and Results of Operations

THE PURPOSE OF THIS DISCUSSION IS TO FOCUS ON INFORMATION ABOUT THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CHEMUNG FINANCIAL CORPORATION. REFERENCE SHOULD BE MADE TO THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING RELATED NOTES) AND THE SELECTED FINANCIAL DATA PRESENTED ELSEWHERE IN THIS REPORT FOR AN UNDERSTANDING OF THE FOLLOWING DISCUSSION AND ANALYSIS.

**FORWARD-LOOKING STATEMENTS**

Statements included in this discussion and in future filings by Chemung Financial Corporation (the "Corporation") with the Securities and Exchange Commission, in Chemung Financial Corporation press releases, and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Chemung Financial Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, could cause Chemung Financial Corporation's actual financial performance to differ materially from that expressed in any forward-looking statement: (1) credit risk, (2) interest rate risk, (3) competition, (4) changes in the regulatory environment, and (5) changes in general business and economic trends. The foregoing list should not be construed as exhaustive, and the Corporation disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

**DESCRIPTION OF BUSINESS**

Chemung Financial Corporation through its wholly owned subsidiaries, Chemung Canal Trust Company (the "Bank") and CFS Group, Inc. (a financial services company), provides a wide range of banking, financing, fiduciary and other financial services within its local market areas.

Management defines the market areas of Chemung Canal Trust Company as those areas within a 25-mile radius of its branches in Chemung, Steuben, Schuyler, and Tioga counties, including the northern tier of Pennsylvania. The Corporation's lending policy restricts substantially all lending efforts to these geographical regions.

**CRITICAL ACCOUNTING POLICIES**

Critical accounting policies are those most important to the portrayal of the Corporation's financial condition and results of operations, and those that require management's most difficult, subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the level of the allowance required to cover probable credit losses inherent in the loan portfolio, and the material effect that such judgments can have on the Corporation's results of operations. While management's current evaluation of the allowance for loan losses indicates that the allowance is adequate, under adversely different conditions or assumptions, the allowance would need to be increased. For example, if historical loan loss experience significantly worsened or if current economic conditions significantly deteriorated, additional provisions for loan losses would be required to increase the allowance. In addition, the assumptions and estimates used in the internal reviews of the Corporation's non-performing loans and potential problem loans, and the associated evaluation of the related collateral coverages for these loans, has a significant impact on the overall analysis of the adequacy of the allowance for loan losses. While management has concluded that the current evaluation of collateral values is reasonable under the circumstances, if collateral evaluations were significantly lowered, the Corporation's allowance for loan losses policy would also require additional provisions for loan losses.

All accounting policies are important, and as such, the Corporation encourages the reader to review each of the policies included in note 1 to the consolidated financial statements to obtain a better understanding of how the Corporation's financial performance is reported.

**MANAGEMENT OF CREDIT RISK — LOAN PORTFOLIO**

The Corporation manages credit risk, while conforming to state and federal laws governing the making of loans, through written policies and procedures; loan review to identify loan problems at the earliest possible time; collection procedures (continued even after a loan is charged off); an adequate allowance for loan losses; and continuing education and training to ensure lending expertise. Diversification by loan product is maintained through offering commercial loans, 1-4 family mortgages, and a full range of consumer loans.

The Corporation monitors its loan portfolio carefully. The Loan Committee of the Board is designated to receive required loan reports, oversee loan policy, and approve loans above authorized individual and Senior Loan Committee lending limits. The Senior Loan Committee, consisting of the president, two executive vice presidents, credit services division manager, commercial loan manager, consumer loan manager, mortgage loan manager and credit manager, implements the Board-approved loan policy.

**COMPETITION**

The Corporation is subject to intense competition throughout the southern tier of New York State and the northern tier of Pennsylvania in the lending and deposit gathering aspects of its business from commercial and thrift banking institutions, credit unions and other providers of financial services, such as brokerage firms, investment companies, insurance companies and Internet vendors. The Corporation also competes with non-financial institutions, including retail stores and certain utilities that maintain their own credit programs, as well as governmental agencies that make available loans to certain borrowers. Unlike the Corporation, many of these competitors are not subject to regulation as extensive as that of the Corporation and, as a result, they may have a competitive advantage over the Corporation in certain respects. This is particularly true of credit unions, as their pricing structure is not encumbered by income taxes.

Competition for the Corporation's fiduciary services comes primarily from brokerage firms and independent investment advisors. This is considered to be significant competition, as these firms devote much of their considerable resources toward gaining larger positions in these markets. The market value of trust assets under administration totaled $1.2 billion at year-end 2002. Relative to the Corporation's consolidated assets, the Trust and Investment Division is unusually large and is responsible for the largest component of non-interest revenue.

**EMPLOYEES**

The Corporation and its subsidiaries had 311 full-time equivalent employees (FTE's) on December 31, 2002, versus 315 at the beginning of the year and 308 on December 31, 2000. The employment trend is relatively stable.

**FINANCIAL CONDITION**

During 2002, total assets grew by $26.1 million or 3.6% to $751.2 million as compared to $725.1 million as of year-end 2001 and $676.2 million at year-end 2000. Total loans, net of unearned income and deferred fees and costs, grew by $8.5 million or 2.0% to $432.3 million. While the weakness in the economy impacted commercial loan volume as compared to a year ago, we continued to see a steady volume of new requests, with business loans, including commercial mortgages, growing $9.2 million or 4.9%. Significant growth was also achieved in our home equity portfolio, as outstanding loans increased $3.9 million or 8.2%, attributed to the lower interest rate environment throughout 2002. The growth in the above areas was offset to some extent primarily by a $4.4 million or 6.0% decrease in consumer installment loans. This decrease is related primarily to a decrease in indirect auto loans outstanding, impacted in large part by an extremely competitive pricing environment, including captive automobile financing companies offering 0% financing for terms up to 5 years.

The carrying value of the total securities portfolio increased $18.7 million or 7.6%. At amortized cost, the portfolio was up $14.8 million, this period-end increase resulting primarily from investments during December 2002 totaling nearly $34 million, including federal agency bond purchases of $10.0 million and mortgage-backed securities purchases of $20.5 million. Unrealized appreciation related to the available-for-sale portfolio increased $4.0 million, reflective of the impact that lower interest rates have had on the bond portfolio.

Another significant change in assets was the $2.7 million increase in premises and equipment. The major capital investments during 2002 included renovations to our main office first floor, as well as the purchase of a new mainframe computer system and trust department operating system. These investments are part of an ongoing commitment to provide the highest of quality service to both existing and new clients.

Primary funding sources for our asset growth during 2002 included an increase in deposits, as well as an increase in advances from the Federal Home Loan Bank. In total, deposits increased $21.1 million or 4.0% from $520.7 million to $541.8 million. While period-end public funds deposits (primarily local municipal deposits) were down $3.2 million, all other personal and non-personal balances increased $24.3 million. Much of this growth, excluding public-fund balances, was in personal and non-personal savings accounts, up $9.5 million or 10.3% from year-end 2001 to year-end 2002, insured money market accounts, up $12.7 million or 35.5% and certificate of deposit balances (including IRA accounts), which increased $6.2 million or 3.2%. Period-end personal and non-personal non-interest-bearing demand deposits were down $3.1 million or 2.9%. Federal Home Loan Bank advances were up $3.2 million due to an increase in overnight advances under our line of credit.

BALANCE SHEET COMPARISONS

| (in millions)<br>AVERAGE BALANCE SHEET | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | % Change 2001 to 2002 | Compounded Annual Growth 5 years |
|---|---|---|---|---|---|---|---|---|
| Total Assets | $745.9 | 718.6 | 667.0 | 642.3 | 584.0 | 539.2 | 3.8% | 6.7% |
| Earning Assets (1) | 686.1 | 658.8 | 617.4 | 591.6 | 531.2 | 490.9 | 4.1% | 6.9% |
| Loans, net of deferred fees and costs, and unearned income | 428.8 | 416.4 | 382.8 | 346.5 | 311.7 | 291.3 | 3.0% | 8.0% |
| Investments (2) | 257.3 | 242.4 | 234.6 | 245.0 | 219.5 | 199.8 | 6.1% | 5.2% |
| Deposits | 545.7 | 533.7 | 515.2 | 494.1 | 467.2 | 450.2 | 2.2% | 3.9% |
| Wholesale funding | 105.5 | 92.9 | 71.8 | 66.6 | 37.0 | 13.1 | 13.6% | 51.8% |
| Tier I equity (3) | 69.2 | 68.0 | 62.9 | 57.6 | 52.6 | 51.6 | 1.8% | 6.0% |

(1) Average earning assets include securities available for sale and securities held to maturity based on amortized cost, loans net of deferred origination fees and costs and unearned income, interest-bearing deposits, and federal funds sold.

(2) Average balances for investments include securities available for sale and securities held to maturity, based on amortized cost, and federal funds sold and interest-bearing deposits.

(3) Average shareholders' equity less goodwill, intangible assets and accumulated other comprehensive income/loss.

| ENDING BALANCE SHEET | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | % Change 2001 to 2002 | Compounded Annual Growth 5 years |
|---|---|---|---|---|---|---|---|---|
| Total Assets | $751.2 | 725.1 | 676.2 | 653.6 | 620.1 | 545.5 | 3.6% | 6.6% |
| Earning Assets (1) | 686.3 | 662.8 | 619.2 | 597.6 | 563.5 | 486.1 | 3.5% | 7.1% |
| Loans, net of deferred fees and costs, and unearned income | 432.3 | 423.8 | 394.6 | 360.0 | 329.3 | 296.9 | 2.0% | 7.8% |
| Allowance for loan losses | 7.7 | 5.1 | 4.7 | 4.7 | 4.5 | 4.1 | 51.0% | 13.1% |
| Investments (2) | 266.2 | 247.5 | 230.7 | 237.1 | 243.3 | 196.8 | 7.6% | 6.2% |
| Deposits | 541.8 | 520.7 | 511.4 | 481.8 | 466.1 | 451.0 | 4.1% | 3.7% |
| Wholesale funding | 113.3 | 112.1 | 77.9 | 94.2 | 71.4 | 20.5 | 1.1% | 40.8% |
| Tangible equity (3) | 75.4 | 74.7 | 69.3 | 59.7 | 59.9 | 54.8 | 0.9% | 6.6% |

(1) Earning assets include securities available for sale and securities held to maturity based on amortized cost, loans net of deferred origination fees and costs and unearned income, interest-bearing deposits, and federal funds sold.

(2) Investments include securities available for sale, at estimated fair value, securities held to maturity, at amortized cost, federal funds sold and interest-bearing deposits.

(3) Shareholders' equity less goodwill and intangible assets.

**SECURITIES**

The Board-approved Funds Management Policy includes an investment portfolio policy which requires that, except for local municipal obligations that are sometimes not rated or carry ratings above "Baa" but below "A" by Moody's or Standard & Poors, debt securities purchased for the bond portfolio must carry a minimum rating of "A." Marketable securities are classified as Available for Sale, while local direct investments in municipal obligations are classified as Held to Maturity. The Available for Sale portfolio at December 31, 2002, was $257.2 million compared to $239.1 million a year earlier and $222.7 million at the end of 2000. At year-end 2002, the total net unrealized appreciation in the securities available for sale portfolio was $12.5 million, compared to $8.5 million a year ago. This change is primarily reflective of the impact that lower market interest rates had on the fair value of the bond portfolio. The components of this change are set forth below.

SECURITIES AVAILABLE FOR SALE

| (in thousands)<br>At December 31 | 2002 Amortized Cost | 2002 Estimated Fair Value | 2002 Unrealized Appreciation (Depreciation) | 2001 Amortized Cost | 2001 Estimated Fair Value | 2001 Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|
| Obligations of U.S. Government agencies | $ 70,425 | 71,840 | 1,415 | 98,866 | 100,129 | 1,263 |
| Mortgage-backed securities | 136,559 | 140,009 | 3,450 | 92,539 | 92,993 | 454 |
| Obligations of states and political subdivisions | 16,990 | 17,934 | 944 | 17,497 | 17,729 | 232 |
| Corporate bonds and notes | 13,712 | 14,785 | 1,073 | 14,705 | 14,831 | 126 |
| Corporate stocks | 6,939 | 12,586 | 5,647 | 6,982 | 13,455 | 6,473 |
| Totals | $244,625 | 257,154 | 12,529 | 230,589 | 239,137 | 8,548 |

Included in the preceding table are 20,815 shares of SLM Corp. (formerly USA Education, Inc.) at a cost basis of approximately $2 thousand and estimated fair value of $2.162 million. These shares were acquired as preferred shares of Student Loan Marketing Association ("SALLIE MAE"), a permitted exception to the Government regulation banning bank ownership of equity securities in the original capitalization of the U.S. Government Agency. Later, the shares were converted to common stock as SALLIE MAE recapitalized. Additionally, at December 31, 2002, the Corporation held marketable equities totaling $616 thousand at cost, with a total estimated fair value of $4.064 million. The shares, other than SLM Corp., were acquired prior to the enactment of the Banking Act of 1933.

Non-marketable equity securities included in the Corporation's portfolio are 10,781 shares of Federal Reserve Bank stock and 56,625 shares of the Federal Home Loan Bank of New York stock. They are carried at their cost of $539 thousand and $5.663 million, respectively. The fair value of these securities is assumed to approximate their cost. The number of shares of these last two investments is regulated by regulatory policies of the respective institutions.

**ASSET QUALITY**

Non-performing loans at year-end 2002 totaled $12.994 million as compared to $5.633 million at year-end 2001, an increase of $7.361 million. This increase in non-performing loans is reflective of the impact that a weak economy throughout 2002 had on certain of our commercial clients. Loans in non-accrual status increased $7.855 million due primarily to the addition of three commercial relationships totaling $8.439 million as of December 31, 2002. It is the Corporation's policy that when a past due loan is referred to legal counsel, or in the case of a commercial loan which becomes 90 days delinquent, or in the case of a consumer, mortgage or home equity loan not guaranteed by a government agency which becomes 120 days delinquent, the loan is placed in non-accrual and previously accrued interest is reversed unless, because of collateral or other circumstances, it is deemed to be collectible. Loans may also be placed in non-accrual if management believes such classification is warranted for other reasons. An increase of $3.304 million in troubled debt restructurings during 2002 was due primarily to the addition of one commercial mortgage totaling $3.0 million, which was restructured at market terms in light of cash flow difficulties experienced by the borrower. The appraisals of the properties securing this mortgage indicate adequate collateral coverage, and we expect that with the restructured terms, the borrower will have the cash flow necessary to amortize this obligation. Loans greater than 90 days past due and still accruing interest have decreased $3.798 million since year-end 2001, as a commercial relationship with a balance of $3.480 million at December 31, 2001, was brought current during the fourth quarter of 2002. This relationship is well collateralized, and we anticipate that going forward, the borrower will generate the cash flow necessary to service these loans.

NON-PERFORMING ASSETS

The following table summarizes the Corporation's non-performing assets (in thousands of dollars):

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| Non-accrual loans | $ 9,345 | 1,490 | 1,078 | 640 | 4,458 |
| Troubled debt restructurings | 3,382 | 78 | 405 | 470 | 86 |
| Accruing loans past due 90 days or more | 267 | 4,065 | 224 | 281 | 395 |
| Total non-performing loans | $12,994 | 5,633 | 1,707 | 1,391 | 4,939 |
| Other real estate owned | 406 | 82 | 62 | 536 | 651 |
| Securities on non-accrual | 1,288 | - | - | - | - |
| Total non-performing assets | $14,688 | 5,715 | 1,769 | 1,927 | 5,590 |

Information with respect to interest income on non-accrual and troubled debt restructured loans for the years ended December 31 is as follows (in thousands of dollars):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Interest income that would have been recorded under original terms | $882 | 104 | 118 |
| Interest income recorded during the period | 862 | 102 | 89 |

In addition to non-performing loans, as of December 31, 2002, the Corporation has identified 19 commercial relationships totaling $8.131 million in potential problem loans, as compared to $7.049 million (16 relationships) at December 31, 2001. Potential problem loans are loans that are currently performing, but where known information about possible credit problems of the related borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms, and which may result in the disclosure of such loans as non-performing at some time in the future. At the Corporation, potential problem loans are typically loans that are performing but are classified in the Corporation's loan rating system as "substandard." Management cannot predict the extent to which economic conditions may worsen or other factors which may impact borrowers and the potential problem loans. Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on non-accrual, become restructured, or require increased allowance coverage and provisions for loan losses.

Given the increased level of non-performing and classified relationships, and in recognition of the increased inherent risk of loss in the current loan portfolio, the Corporation increased its provision for loan losses during 2002 to $3.283 million as compared to $1.100 million during 2001, an increase of $2.183 million. The allowance for loan losses is an amount that management believes will be adequate to absorb probable losses on existing loans. Management's evaluation of the adequacy of the allowance for loan losses is performed on a periodic basis and takes into consideration such factors as the historical loan-loss experience, review of specific problem loans (including evaluations of the underlying collateral), changes in the composition and volume of the loan portfolio, overall portfolio quality, and current economic conditions that may affect the borrowers' ability to pay. At December 31, 2002, the Corporation's allowance for loan losses totaled $7.674 million, resulting in a coverage ratio of allowance to non-performing loans of 59.06%. However, included in this ratio is the $3.0 million restructured commercial mortgage which management believes has sufficient collateral and cash flow as of December 31, 2002, to support the debt. Excluding this loan, the coverage ratio would be 76.79%. An internal review of non-performing loans and the associated collateral coverage indicates that the current coverage ratio is adequate. Net loan charge-offs were $686 thousand or 0.16% of average outstanding loans in 2002, compared to $731 thousand or 0.18% of average outstanding loans in 2001. The allowance for loan losses to total loans at December 31, 2002 was 1.78% as compared to 1.20% as of December 31, 2001.

SUMMARY OF LOAN-LOSS EXPERIENCE

The following summarizes the Corporation's loan-loss experience for each year in the five-year period ended December 31, 2002 (in thousands of dollars):

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| Allowance for loan losses at beginning of year | $5,077 | 4,708 | 4,665 | 4,509 | 4,145 |
| Charge-offs: | | | | | |
| Commercial, financial and agricultural | 136 | 139 | 65 | 38 | 13 |
| Real-estate mortgages | 23 | 5 | 4 | 12 | 16 |
| Consumer loans | 710 | 806 | 770 | 624 | 552 |
| Home equity | 11 | - | 14 | 16 | 13 |
| Total | 880 | 950 | 853 | 690 | 594 |
| Recoveries: | | | | | |
| Commercial, financial and agricultural | 48 | 64 | 29 | 43 | 35 |
| Real-estate mortgages | 1 | 12 | - | - | - |
| Consumer loans | 145 | 143 | 117 | 130 | 123 |
| Total | 194 | 219 | 146 | 173 | 158 |
| Net charge-offs | 686 | 731 | 707 | 517 | 436 |
| Provision charged to operations | 3,283 | 1,100 | 750 | 673 | 800 |
| Allowance for loan losses at end of year | $7,674 | 5,077 | 4,708 | 4,665 | 4,509 |
| Ratio of net charge-offs during year to average loans outstanding (1) | .16% | .18% | .18% | .15% | . 14% |

(1) Daily balances were used to compute average outstanding loan balances.

The Corporation's available-for-sale securities portfolio at December 31, 2002, includes an investment in a $2.5 million par value corporate bond which was downgraded by nationally recognized rating agencies in July of 2002 to below-investment-grade status. At that time, it was determined that the resulting decline in the estimated fair value of the bond was other-than-temporary, and accordingly, the bond was written down to its estimated fair value and placed in non-accrual status during the third quarter of 2002. The write-down of the bond to 51.5% of par value resulted in a pre-tax charge to earnings during the third quarter of $1.006 million, with the bond being carried at a value of $1.288 million as of December 31, 2002. The bond was in non-accrual status at December 31, 2002. In early 2003, the bond traded at between 83% and 91% of par value, and in January of 2003, the Corporation sold $1.0 million of this bond (carrying value of $515 thousand) at 85% of par value or $850 thousand, resulting in a pre-tax gain of $335 thousand. We will continue to monitor the trading activity of this bond, as well as its rating.

### CAPITAL RESOURCES AND DIVIDENDS

The Corporation continues to maintain a strong capital position. Tangible shareholders' equity at December 31, 2002, was $75.4 million or 10.03% of total assets compared to $74.7 million or 10.30% of total assets a year earlier and $69.3 million or 10.24% at December 31, 2000. The major changes in tangible shareholders' equity during 2002 included an increase in undistributed earnings (net income less dividends declared) of $3.0 million and a $2.4 million increase in accumulated other comprehensive income due to the increase in net unrealized gains on available-for-sale securities. The above were somewhat offset by a $5.3 million increase in treasury shares, as we continued to actively purchase treasury shares under our share repurchase program. As of December 31, 2002, the Corporation's ratio of Total Capital to Risk Weighted Assets was 16.12% compared with 16.87% a year earlier. The Corporation's leverage ratio (Tier I Capital/Average Assets) was 9.26% at December 31, 2002, and 9.86% at December 31, 2001.

Under Federal Reserve regulations (see Note 15 to the consolidated financial statements), the Bank is limited to the amount it may loan to the Corporation, unless such loans are collateralized by specific obligations. At December 31, 2002, the maximum amount available for transfer from the Bank to the Corporation in the form of unsecured loans was $1.8 million. During 2002, there was one loan extended by the Bank to the Corporation in the amount of $300 thousand. This loan was outstanding for a period of 14 days. There were no such loans extended during 2001 and 2000, and none are anticipated during 2003. The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior regulatory approval. Dividends are limited to retained net profits, as defined by regulations, for the current year and the two preceding years. At December 31, 2002, $4.7 million was available for the declaration of dividends.

Cash dividends declared amounted to $3.549 million in 2002 versus $3.584 million in 2001 and $3.473 million in 2000. Dividends declared during 2002 amounted to 54.3% of net income compared to 42.2% and 39.7% of 2001 and 2000 net income, respectively. The increase in the dividend payout ratio is related to the lower net earnings generated in 2002. Despite these lower earnings, the strength of our capital position supported the dividends declared, and it is management's objective to continue generating sufficient capital internally, while retaining an adequate dividend payout ratio to our shareholders.

### TREASURY SHARES

When shares of the Corporation become available in the market, we may purchase them after careful consideration of our capital position. On May 10, 2001, the Corporation announced that its Board of Directors authorized the repurchase of up to 400,000 shares, or approximately 10% of its outstanding common shares, principally through open market transactions from time to time as market conditions warrant over a two-year period. During 2002, 187,812 shares were purchased at a total cost of $5.333 million or an average price of $28.39 per share. Since the inception of the share repurchase program in May of 2001, a total of 233,451 shares have been purchased, leaving the Corporation the ability to repurchase 166,549 shares as of December 31, 2002, under the current Board authorization. During 2001, 97,275 shares were purchased at a total cost of $2.343 million or an average price of $24.09 per share, and in 2000 there were 19,068 shares purchased at a total cost of $397 thousand (average of $20.83 per share).

### PERFORMANCE SUMMARY

Consolidated net income for 2002 totaled $6.540 million versus $8.493 million in 2001, a decrease of $1.953 million or 23.0%. Earnings per share were down 21.0% from $2.10 to $1.66 per share on 122,690 fewer average shares outstanding. In 2000, the Corporation earned $8.755 million. Dividends declared in 2002 totaled $0.92 per share versus $0.90 in 2001 and $0.86 in 2000.

Performance in 2002 was adversely impacted by the weakness in the local and national economies, and the impact of this environment on our clients. As discussed in detail under the "Asset Quality" section of this report, this prolonged weakness has had a significant impact on a number of our large commercial relationships, resulting in an increase in the level of nonperforming loans. In recognition of this, and after a thorough review of our loan portfolio, management decided to increase the provision for loan losses by $2.183 million in 2002, from $1.1 million to $3.283 million, with $1.858 million of this increase recognized during the second half of the year. Additionally, during the third quarter, as discussed under "Asset Quality," we recognized a $1.006 million pre-tax charge to earnings related to other-than-temporary impairment on a $2.5 million par-value corporate bond. The increase in the provision for loan losses and the pre-tax charge to earnings that resulted from writing down the corporate bond negatively impacted our 2002 net income by approximately $1.9 million or $0.49 per share.

Net interest income before the provision for loan losses was down $302 thousand or 1.1%, despite a $27.3 million or 4.1% increase in average earning assets. Total interest and dividend income on earning assets was $44.222 million in 2002, compared to $49.122 million in 2001 and $47.978 million in 2000. Clearly, the $4.899 million or 10.0% decrease in 2002 can be attributed to a 101-basis-point decline in average yield from 7.46% to 6.45%, reflective of the fact that interest rates throughout 2002 were at 40-year lows. Factors related to the increase in average earning assets include a $12.4 million or 3.0% increase in average loans. During 2002, average commercial loans increased $9.2 million or 5.1%, with average mortgages showing a $5.9 million or 6.0% increase. Other significant growth was evidenced by a $4.2 million or 9.2% increase in the home equity portfolio. The above growth areas were somewhat offset by a $7.0 million or 8.9% decrease in average consumer installment loans. This decline related primarily to a lower volume of indirect retail automobile financing. In addition to the loan growth, the securities portfolio and federal funds sold and interest-bearing deposits increased on average $1.7 million and $13.1 million, respectively.

Total average funding liabilities during 2002 increased by $26.0 million or 4.1%. Average deposit balances during 2002 increased $12.0 million or 2.2%. While public fund average balances were down $22.3 million, other personal and non-personal average deposit balances increased $34.3 million. Much of this growth ($25.5 million) was in personal account balances, reflected primarily in higher average time deposits (+ $8.0 million), savings (+ $10.9 million), demand deposits (+ $3.8 million) and insured money market accounts (+ $2.0 million). Securities sold under agreements to repurchase increased $16.6 million on average due primarily to an average increase in securities purchases funded by term repurchase agreements entered into with the Federal Home Loan Bank of New York. The above increases were offset to some extent by a $2.6 million decrease in average overnight borrowings from the Federal Home Loan Bank. Interest expense totaled $17.094 million in 2002, as compared to $21.692 million in 2001, and $22.055 million in 2000. The $4.598 million or 21.2% decrease in interest expense during 2002 is again reflective of the lower interest-rate environment. While average funding liabilities increased $26.0 million, the cost of these funds, including the effect of non-interest-bearing funding sources (such as demand deposits), decreased 84 basis points from 3.44% to 2.60%. The net interest margin for 2002 of 3.95% was 21 basis points lower than the 2001 margin of 4.16%.

Non-interest income increased $115 thousand to $10.322 million, up 1.1% over 2001. The total increase was negatively impacted by the above-mentioned corporate bond write-down of $1.006 million, which is reflected in net losses on securities transactions. Excluding the impact of that transaction, all other non-interest income was up $1.121 million or 11.0%. Of this increase, $450 thousand is the result of higher pre-tax income from our equity investment in Cephas Capital Partners, L.P. ("Cephas"). During the fourth quarter of 2001, we recognized a $550 thousand write-down of our equity investment in this small-business investment company limited partnership, which resulted in a pre-tax loss on this investment of $269 thousand in 2001. This charge to earnings resulted from a large loan loss at Cephas. Because the Corporation's percentage ownership in this partnership exceeds 20%, the equity method of accounting is utilized, such that the Corporation's percentage of the partnership's income is recognized as income on its investment; and likewise, any loss by the partnership is recognized as a loss on the Corporation's investment. Income from this investment in 2002 totaled $181 thousand. Other areas that contributed significantly to the increase in non-interest income include service charges (+ $198 thousand), revenue from CFS Group, Inc. (+ $142 thousand), non-taxable gains on stock donations (+ $104 thousand), checkcard interchange income (+ $87 thousand) and credit-card merchant earnings (+ $53 thousand). Trust and investment services income, the largest component of non-interest income, was down $48 thousand to $4.488 million. Much of the revenue generated in this area is based on asset market values, and this reduction is reflective of the market decline during 2002, much of which was offset by new business generated and fee increases instituted in the second quarter.

Operating expenses increased $1.353 million (5.6%) to $25.405 million. The area having the most significant impact on the 2002 increase was salaries and benefits, which in total increased $456 thousand or 3.9%. Salaries and wages were up $348 thousand or 3.8%, due primarily to regular wage increases. Pension and other employee benefits increased $109 thousand or 4.1%. This increase impacted significantly by a $494 thousand increase in the net periodic pension cost, from a credit of $195 thousand in 2001 to an expense of $299 thousand in 2002. This increase is based upon an actuarial analysis of future benefit obligations related to the plan, and the increase resulted primarily from the impact of a declining stock market on asset values and a reduction in the discount rate used in calculating future benefit obligations, as well as higher salaries. Based upon actuarial estimates for 2003, we do expect that the periodic pension cost during 2003 will increase approximately $330 thousand as compared to 2002. During 2002, the Corporation was not required to contribute to the plan. However, due to market performance, the funding position of the plan has deteriorated, and there may be a required contribution during 2003. The increase in the pension cost during 2002 was offset to some extent by a $395 thousand decrease in incentive bonuses. Additionally, the 2002 operating expense increase includes a $327 thousand prepayment penalty associated with the Corporation's refinancing a $10 million Federal Home Loan Bank advance during the third quarter. With interest rates at such low levels, management determined it advantageous to pay off an existing advance carrying a rate of 4.90%, and refinance for a five-year term at a rate of 3.72%. This transaction will reduce 2003 interest expense by approximately $118 thousand. Other major items impacting the operating-expense increase include depreciation expense (+ $310 thousand) and donation expense (+ $102 thousand), this expense related to the non-taxable gains noted above. In compliance with the provisions of SFAS No. 142, the Corporation has not incurred any amortization expense related to goodwill during 2002. During 2001, this expense totaled $190 thousand.

The $1.770 million decrease in income-tax expense is the result of lower pre-tax earnings as well as a $145 thousand tax deduction related to dividends paid or credited to our profit sharing, savings and investment plan participants, and $116 thousand in New York State Empire Zone real-property and tax-reduction credits.

EARNINGS FOR THE YEARS ENDED DECEMBER 31,

| (in thousands) | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | % Change 2001 to 2002 | Compounded Annual Growth 5 years |
|---|---|---|---|---|---|---|---|---|
| Net interest income | $27,128 | 27,430 | 25,923 | 25,449 | 23,739 | 23,274 | -1.1% | 3.1% |
| Provision for loan losses | 3,283 | 1,100 | 750 | 673 | 800 | 850 | 198.5% | 31.0% |
| Net interest income after provision for loan losses | 23,845 | 26,330 | 25,173 | 24,776 | 22,939 | 22,424 | -9.4% | 1.2% |
| Other operating income: | | | | | | | | |
| Trust and investment services income | 4,488 | 4,537 | 4,799 | 4,813 | 4,505 | 4,079 | -1.1% | 1.9% |
| Securities (losses) gains, net | (459) | 491 | 216 | 151 | 216 | 324 | -193.5% | -207.2% |
| Other income | 6,293 | 5,179 | 5,017 | 4,442 | 3,496 | 3,065 | 21.5% | 15.5% |
| Total other operating income | 10,322 | 10,207 | 10,032 | 9,406 | 8,217 | 7,468 | 1.1% | 6.7% |
| Other operating expenses | 25,405 | 24,052 | 22,456 | 21,631 | 20,473 | 19,368 | 5.6% | 5.6% |
| Income before income tax expense | 8,762 | 12,485 | 12,749 | 12,551 | 10,683 | 10,524 | -29.8% | -3.6% |
| Income tax expense | 2,222 | 3,992 | 3,994 | 4,159 | 3,386 | 3,667 | -44.3% | -9.5% |
| Net income | $ 6,540 | 8,493 | 8,755 | 8,392 | 7,297 | 6,857 | -23.0% | -0.9% |

AVERAGE BALANCES AND YIELDS

For the purpose of the table below, non-accruing loans are included in the daily average loan amounts outstanding. Daily balances were used for average balance computations. Investment securities are stated at amortized cost. No tax equivalent adjustments have been made in calculating yields on obligations of states and political subdivisions.

**Distribution of Assets, Liabilities and Shareholders' Equity, Interest Rates and Interest Differential Year Ended December 31,**

(Dollars in thousands)

| | 2002 | | | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|---|---|---|
| ASSETS | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate |
| *Earning assets:* | | | | | | | | | |
| Loans | $428,795 | 30,907 | 7.21% | 416,370 | 34,046 | 8.18% | 382,788 | 33,160 | 8.66% |
| Taxable securities | 211,626 | 11,877 | 5.61 | 209,630 | 13,486 | 6.43 | 201,641 | 13,087 | 6.49 |
| Tax-exempt securities | 23,904 | 1,043 | 4.36 | 24,168 | 1,107 | 4.58 | 28,359 | 1,298 | 4.58 |
| Federal funds sold | 19,375 | 315 | 1.63 | 6,009 | 271 | 4.51 | 2,839 | 184 | 6.48 |
| Interest-bearing deposits | 2,402 | 80 | 3.33 | 2,635 | 212 | 8.05 | 1,755 | 249 | 14.19 |
| Total earning assets | 686,102 | 44,222 | 6.45% | 658,812 | 49,122 | 7.46% | 617,382 | 47,978 | 7.77% |
| *Non-earning assets:* | | | | | | | | | |
| Cash and due from banks | 24,064 | | | 24,864 | | | 24,070 | | |
| Premises and equipment, net | 16,173 | | | 14,137 | | | 13,040 | | |
| Other assets | 15,477 | | | 16,773 | | | 17,605 | | |
| Allowance for loan losses | (5,765) | | | (4,832) | | | (4,708) | | |
| AFS valuation allowance | 9,896 | | | 8,888 | | | (367) | | |
| Total | $745,947 | | | 718,642 | | | 667,022 | | |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | | | | | | |
| *Interest-bearing liabilities:* | | | | | | | | | |
| Demand deposits | $ 41,501 | 296 | 0.71% | 40,553 | 432 | 1.07% | 40,939 | 518 | 1.27% |
| Savings and insured money market deposits | 162,737 | 2,686 | 1.65 | 149,301 | 3,807 | 2.55 | 141,000 | 4,367 | 3.10 |
| Time deposits | 231,882 | 9,110 | 3.93 | 238,222 | 12,552 | 5.27 | 227,465 | 13,010 | 5.72 |
| Federal Home Loan Bank advances and securities sold under agreements to repurchase | 111,358 | 5,002 | 4.49 | 97,375 | 4,901 | 5.03 | 77,459 | 4,160 | 5.37 |
| Total interest-bearing liabilities | 547,478 | 17,094 | 3.12% | 525,451 | 21,692 | 4.13% | 486,863 | 22,055 | 4.53% |
| *Non-interest-bearing liabilities:* | | | | | | | | | |
| Demand deposits | 109,536 | | | 105,585 | | | 105,795 | | |
| Other liabilities | 9,412 | | | 9,469 | | | 6,308 | | |
| Total liabilities | 666,426 | | | 640,505 | | | 598,966 | | |
| Shareholders' equity | 79,521 | | | 78,137 | | | 68,056 | | |
| Total | $745,947 | | | 718,642 | | | 667,022 | | |
| Net interest income | | $27,128 | | | 27,430 | | | 25,923 | |
| Net interest rate spread | | | 3.33% | | | 3.33% | | | 3.24% |
| Net interest margin | | | 3.95% | | | 4.16% | | | 4.20% |

## CHANGES DUE TO VOLUME AND RATE

The following table demonstrates the impact on net interest income of the changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by the Corporation. For purposes of constructing this table, average investment securities are at average amortized cost and earning asset averages include non-performing loans. Therefore, the impact of changing levels of non-performing loans is reflected in the change due to rate, but does not affect changes due to volume. No tax equivalent adjustments were made.

| | 2002 vs. 2001 Increase/(Decrease) | | | 2001 vs. 2000 Increase/(Decrease) | | |
|---|---|---|---|---|---|---|
| INTEREST INCOME (in thousands) | Total Change | Due to Volume | Due to Rate | Total Change | Due to Volume | Due to Rate |
| Loans | $ (3,139) | 992 | (4,131) | 886 | 2,795 | (1,909) |
| Taxable investment securities | (1,609) | 127 | (1,736) | 399 | 520 | (121) |
| Tax-exempt investment securities | (64) | (12) | (52) | (191) | (191) | 0 |
| Federal funds sold | 44 | 303 | (259) | 87 | 156 | (69) |
| Interest-bearing deposits | (132) | (18) | (114) | (37) | 96 | (133) |
| Total interest income | $ (4,900) | 1,392 | (6,292) | 1,144 | 3,376 | (2,232) |
| INTEREST EXPENSE (in thousands) | | | | | | |
| Interest-bearing demand deposits | (136) | 10 | (146) | (86) | (5) | (81) |
| Savings and insured money market deposits | (1,121) | 318 | (1,439) | (560) | 247 | (807) |
| Time deposits | (3,442) | (326) | (3,116) | (458) | 597 | (1,055) |
| Federal Home Loan Bank advances and securities sold under agreements to repurchase | 101 | 660 | (559) | 741 | 1,017 | (276) |
| Total interest expense | $ (4,598) | 662 | (5,260) | (363) | 1,856 | (2,219) |
| *Net interest income* | $ (302) | 730 | (1,032) | 1,507 | 1,520 | (13) |

## SELECTED PER SHARE DATA ON COMMON SHARES

| | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | % Change 2001 to 2002 | Compounded Annual Growth 5 years |
|---|---|---|---|---|---|---|---|---|
| Net income per share | $1.66 | $2.10 | $2.14 | $2.03 | $1.77 | $1.66 | -21.0% | 0.0% |
| Dividends declared | 0.92 | 0.90 | 0.86 | 0.76 | 0.665 | 0.605 | 2.2% | 8.7% |
| Tangible book value | 19.60 | 18.55 | 16.94 | 14.56 | 14.59 | 13.24 | 5.7% | 8.2% |
| Market price at 12/31 | 26.875 | 29.25 | 19.50 | 24.50 | 27.50 | 21.00 | -8.1% | 5.1% |
| Average shares outstanding (in thousands) | 3,928 | 4,051 | 4,094 | 4,132 | 4,116 | 4,143 | -3.0% | -1.1% |

## SELECTED RATIOS

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Return on average assets | 0.88% | 1.18% | 1.31% | 1.31% | 1.25% |
| Return on average tier I equity (1) | 9.45% | 12.49% | 13.92% | 14.57% | 13.88% |
| Dividend yield at year end | 3.42% | 3.15% | 4.51% | 3.43% | 2.47% |
| Dividend payout | 54.27% | 42.20% | 39.67% | 36.90% | 37.56% |
| Total capital to risk adjusted assets | 16.12% | 16.87% | 17.31% | 17.30% | 17.45% |
| Tier I capital to risk adjusted assets | 14.33% | 15.13% | 15.49% | 15.23% | 15.27% |
| Tier I leverage ratio | 9.26% | 9.86% | 9.91% | 9.49% | 9.57% |
| Loans to deposits | 79.79% | 81.38% | 77.16% | 74.72% | 70.63% |
| Allowance for loan losses to total loans | 1.78% | 1.20% | 1.19% | 1.30% | 1.37% |
| Allowance for loan losses to non-performing loans | 59.1% | 90.1% | 276% | 332% | 92.9% |
| Non-performing loans to total loans | 3.01% | 1.33% | 0.43% | 0.39% | 1.47% |
| Net interest rate spread | 3.33% | 3.33% | 3.24% | 3.48% | 3.62% |
| Net interest margin | 3.95% | 4.16% | 4.20% | 4.30% | 4.47% |
| Efficiency ratio (2) | 66.43% | 62.06% | 60.54% | 60.09% | 61.97% |

(1) Average Tier I Equity is average shareholders' equity less average goodwill and intangible assets and average accumulated other comprehensive income/loss.

(2) Efficiency ratio is operating expenses adjusted for amortization of goodwill and intangible assets and stock donations divided by net interest income plus other operating income adjusted for non-taxable gains on stock donations.

UNAUDITED QUARTERLY DATA

| (in thousands except per share data) | Quarter Ended 2002 Mar 31 | Jun 30 | Sep 30 | Dec 31 |
|---|---|---|---|---|
| Interest and dividend income | $11,256 | $11,247 | $11,231 | $10,487 |
| Interest expense | 4,472 | 4,443 | 4,288 | 3,891 |
| Net interest income | 6,784 | 6,804 | 6,943 | 6,596 |
| Provision for loan losses | 350 | 350 | 1,350 | 1,233 |
| Net interest income after provision for loan losses | 6,434 | 6,454 | 5,593 | 5,363 |
| Total other operating income | 2,704 | 3,140 | 1,838 | 2,640 |
| Total other operating expenses | 6,495 | 6,485 | 6,525 | 5,899 |
| Income before income tax expense | 2,643 | 3,109 | 906 | 2,104 |
| Income tax expense | 793 | 867 | 57 | 505 |
| Net Income | $ 1,850 | $ 2,242 | $ 849 | $ 1,599 |
| Basic earnings per share | $ 0.46 | $ 0.56 | $ 0.22 | $ 0.42 |

| | Quarter Ended 2001 Mar 31 | Jun 30 | Sep 30 | Dec 31 |
|---|---|---|---|---|
| Interest and dividend income | $12,202 | $12,469 | $12,395 | $12,056 |
| Interest expense | 5,797 | 5,687 | 5,330 | 4,877 |
| Net interest income | 6,405 | 6,782 | 7,065 | 7,179 |
| Provision for loan losses | 188 | 188 | 238 | 487 |
| Net interest income after provision for loan losses | 6,217 | 6,594 | 6,827 | 6,692 |
| Total other operating income | 2,457 | 2,872 | 3,126 | 1,752 |
| Total other operating expenses | 5,889 | 6,020 | 6,030 | 6,112 |
| Income before income tax expense | 2,785 | 3,446 | 3,923 | 2,332 |
| Income tax expense | 868 | 1,098 | 1,351 | 676 |
| Net Income | $ 1,917 | $ 2,348 | $ 2,572 | $ 1,656 |
| Basic earnings per share | $ 0.47 | $ 0.58 | $ 0.63 | $ 0.41 |

**CONSOLIDATED CASH FLOWS**

During 2002, cash and cash equivalents decreased $329 thousand as compared to an increase of $2.217 million in 2001 and a $3.909 million decrease in 2000. In addition to cash provided by operating activities, other primary sources of cash in 2002 included proceeds from the sales and maturities of securities and student loans ($159.672 million), an increase in deposits ($21.078 million) and an increase in Federal Home Loan Bank advances, net of repayments ($3.150 million). In 2001, the primary sources of cash included proceeds from the sales and maturities of securities and student loans ($153.450 million), a net increase in securities sold under agreements to repurchase ($30.050 million), an increase in deposits ($9.299 million) and an increase in Federal Home Loan Bank advances, net of repayments ($4.200 million). The 2001 increase in securities sold under agreements to repurchase was the result of additional leveraging during 2001.

Cash generated from the above activities was used primarily to fund increases in earning assets. During 2002, the purchases of securities and the funding of loans, net of repayments, totaled $171.959 million and $13.524 million, respectively. Other significant uses of cash in 2002 included purchases of premises and equipment ($4.631 million), payment of cash dividends ($3.592 million) and the purchase of treasury shares ($5.332 million). In 2001, the purchases of securities and funding of loans, net of repayments, totaled $163.999 million and $33.276 million, respectively. Other significant uses of cash in 2001 included purchases of premises and equipment ($2.727 million), payment of cash dividends ($3.559 million) and the purchase of treasury shares ($2.343 million).

**LIQUIDITY AND INTEREST RATE RISK**

Liquidity management involves the ability to meet the cash-flow requirements of deposit customers, borrowers, and the operating, investing, and financing activities of the Corporation. The Corporation uses a variety of resources to meet its liquidity needs. These include short-term investments, cash flow from lending and investing activities, core deposit growth and non-core funding sources, such as time deposits of $100,000 or more, securities sold under agreements to repurchase and other borrowings.

The Corporation is a member of the Federal Home Loan Bank of New York ("FHLB") which allows it to access borrowings which enhance management's ability to satisfy future liquidity needs. The Corporation maintained a $74.804 million line of credit at December 31, 2002. This compares to $73.197 million at the end of 2001.

As intermediaries between borrowers and savers, commercial banks incur both interest-rate risk and liquidity risk. The Corporation's Asset/Liability Committee (ALCO) has the strategic responsibility for setting the policy guidelines on acceptable exposure to these areas. These guidelines contain specific measures and limits regarding these risks, which are monitored on a regular basis. The ALCO is made up of the president, two executive vice presidents, asset liability management officer, senior lending officer, senior marketing officer, chief financial officer, and others representing key functions.

Interest-rate risk is the risk that net interest income will fluctuate as a result of a change in interest rates. It is the assumption of interest-rate risk, along with credit risk, that drives the net interest margin of a financial institution. For that reason, the ALCO has established tolerance limits based upon a 200-basis-point change in interest rates. At December 31, 2002, it is estimated that an immediate 200-basis-point decrease in interest rates would negatively impact net-interest income by 16.83% and an immediate 200-basis-point increase would positively impact net-interest income by 2.63%. The risk to declining interest rates is slightly over the allowable tolerance of 15.0% established by ALCO. Management attributes this to the overall low level of current interest rates and the corresponding large percentage decrease that results when an immediate 200-basis-point shock is modeled. Additionally, the Corporation's significant holdings of callable US agency securities, mortgage-backed securities and mortgage loans, results in less interest income in periods of declining interest rates, as the cash flow from called bonds and increased prepayments results in higher levels of repricing of assets at lower interest rates. Although currently outside of the policy guideline, management is comfortable with this exposure, as an immediate decrease in interest rates across the yield curve is unlikely at this time.

A related component of interest-rate risk is the expectation that the market value of our capital account will fluctuate with changes in interest rates. This component is a direct corollary to the earnings-impact component: an institution exposed to earnings erosion is also exposed to shrinkage in market value. At December 31, 2002, it is estimated that an immediate 200-basis-point decrease in interest rates would negatively impact the market value of our capital account by 12.26% and an immediate 200-basis-point increase in interest rates would negatively impact the market value by 5.89%. Both are within the established tolerance limit of 15.0%.

Management does recognize the need for certain hedging strategies during periods of anticipated higher fluctuations in interest rates and the Board-approved Funds Management Policy provides for limited use of certain derivatives in asset liability management. These strategies were not employed during 2002.

The ALCO is responsible for supervising the preparation and annual revisions of the financial segments of the Annual Budget, which is built upon the committee's economic and interest-rate assumptions. It is the responsibility of the ALCO to modify prudently the Corporation's asset/liability policies.

**RECENT ACCOUNTING PRONOUNCEMENTS**

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method of accounting, thus eliminating the pooling-of-interests method of accounting.

SFAS No. 142 requires that acquired intangible assets (other than goodwill) be amortized over their useful economic life; while goodwill and any acquired intangible assets with an indefinite useful economic life are not amortized, but are reviewed for impairment on an annual basis based upon guidelines specified in the Statement. The Corporation adopted SFAS No. 142 on January 1, 2002. SFAS No. 142 requires that goodwill be evaluated for impairment as of January 1, 2002. The Corporation concluded that the carrying value of its goodwill was not impaired as of January 1, 2002 or during 2002.

At December 31, 2001, the Corporation had goodwill of $1,516,666 related to the acquisition of a bank in 1994. The amortization expense related to this goodwill amounted to $189,583 for the year ended December 31, 2001. In accordance with SFAS No. 142, the Corporation is no longer amortizing this goodwill subsequent to December 31, 2001.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." SFAS No. 147 amends SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and FASB Interpretation No. 9, "Applying APB Opinions Nos. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method." SFAS No. 147 removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No. 72 and FASB Interpretation No. 9. SFAS No. 147 also amends the provisions of SFAS No. 144 to apply to long-term customer-relationship intangible assets recognized in the acquisition of a financial institution. The provisions of SFAS No. 147 were effective October 1, 2002. Accordingly, effective October 1, 2002, the Corporation evaluates its core deposit intangible for impairment in accordance with the provisions of SFAS No. 147. There was no impact on the Corporation's consolidated financial statements from the adoption of SFAS No. 147.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS No. 148 will not currently impact the Corporation, as the Corporation does not have any stock-based employee compensation plans at December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." FIN No. 45 requires certain new disclosures and potential liability-recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Corporation does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. The Corporation has included the disclosures required by FIN No. 45 at December 31, 2002, in note 14 to the consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assests, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. Management believes that the requirements of FIN No. 46 will not have a material impact on the Corporation's consolidated financial position, results of operations or liquidity.

**TO OUR SHAREHOLDERS:**

The consolidated financial statements appearing in this annual report have been prepared by the Corporation in accordance with accounting principles generally accepted in the United States of America. The primary responsibility for the integrity of the financial information included in this report rests with management. The opinion of KPMG LLP, the Corporation's independent auditors, on those consolidated financial statements is included herein.

The Corporation and its subsidiaries maintain a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of consolidated financial statements and other financial information.

The Internal Auditing Department is charged with the responsibility of verifying accounting records and reviewing internal controls. The internal auditor reports directly to the Audit Committee of the Board of Directors whose members are all non-employee directors. The Committee meets with management, the internal auditor and the independent auditors in conjunction with its review of matters relating to the consolidated financial statements and the internal audit program. The independent auditors and the internal auditor also meet on a regular basis with the Audit Committee without the presence of management.



Jan P. Updegraff
President and Chief Executive Officer



John R. Battersby, Jr.
Treasurer and Chief Financial Officer

**TO THE BOARD OF DIRECTORS AND SHAREHOLDERS**

**CHEMUNG FINANCIAL CORPORATION:**

We have audited the accompanying consolidated balance sheets of Chemung Financial Corporation and subsidiaries (the Corporation) as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chemung Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Albany, New York
February 7, 2003

## CONSOLIDATED BALANCE SHEETS

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES

| | December 31 | |
|---|---|---|
| ASSETS | 2002 | 2001 |
| Cash and due from banks | $ 28,836,759 | 29,023,378 |
| Interest-bearing deposits with other financial institutions | 1,215,328 | 1,357,999 |
| Total cash and cash equivalents | 30,052,087 | 30,381,377 |
| Securities available for sale, at estimated fair value | 257,153,717 | 239,136,669 |
| Securities held to maturity, estimated fair value of $8,185,055 at December 31, 2002, and $7,318,438 at December 31, 2001 | 7,835,498 | 7,116,489 |
| Loans, net of deferred origination fees and costs, and unearned income | 432,294,450 | 423,754,548 |
| Allowance for loan losses | (7,674,377) | (5,077,091) |
| Loans, net | 424,620,073 | 418,677,457 |
| Premises and equipment, net | 17,496,416 | 14,750,014 |
| Goodwill, net of accumulated amortization | 1,516,666 | 1,516,666 |
| Other intangible assets, net of accumulated amortization | 2,552,034 | 2,949,754 |
| Other assets | 9,944,364 | 10,543,328 |
| Total assets | $ 751,170,855 | 725,071,754 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Deposits: | | |
| Non-interest-bearing | $ 109,602,512 | 110,805,658 |
| Interest-bearing | 432,162,955 | 409,881,344 |
| Total deposits | 541,765,467 | 520,687,002 |
| Securities sold under agreements to repurchase | 78,661,100 | 79,457,282 |
| Federal Home Loan Bank advances | 40,750,000 | 37,600,000 |
| Accrued interest payable | 1,482,058 | 2,106,972 |
| Dividends payable | 868,831 | 911,772 |
| Other liabilities | 8,216,222 | 5,147,149 |
| Total liabilities | 671,743,678 | 645,910,177 |
| Commitments and contingencies (note 14) | | |
| Shareholders' equity: | | |
| Common stock, $.01 par value per share, 10,000,000 shares authorized; 4,300,134 shares issued at December 31, 2002 and 2001 | 43,001 | 43,001 |
| Capital surplus | 22,355,407 | 22,215,098 |
| Retained earnings | 61,247,551 | 58,257,076 |
| Treasury stock, at cost (522,609 shares at December 31, 2002; 335,906 shares at December 31, 2001) | (11,826,290) | (6,515,591) |
| Accumulated other comprehensive income | 7,607,508 | 5,161,993 |
| Total shareholders' equity | 79,427,177 | 79,161,577 |
| Total liabilities and shareholders' equity | $ 751,170,855 | 725,071,754 |

See accompanying notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF INCOME

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES

| YEARS ENDED DECEMBER 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Interest and dividend income: | | | |
| Loans | $ 30,906,837 | 34,046,041 | 33,159,628 |
| Securities | 12,920,581 | 14,593,404 | 14,385,016 |
| Federal funds sold | 314,596 | 270,611 | 184,377 |
| Interest-bearing deposits | 80,202 | 211,613 | 248,942 |
| Total interest and dividend income | 44,222,216 | 49,121,669 | 47,977,963 |
| Interest expense: | | | |
| Deposits | 12,091,912 | 16,791,392 | 17,894,382 |
| Borrowed funds | 1,195,827 | 1,333,080 | 1,400,290 |
| Securities sold under agreements to repurchase | 3,806,459 | 3,567,576 | 2,760,186 |
| Total interest expense | 17,094,198 | 21,692,048 | 22,054,858 |
| Net interest income | 27,128,018 | 27,429,621 | 25,923,105 |
| Provision for loan losses | 3,283,333 | 1,100,000 | 750,000 |
| Net interest income after provision for loan losses | 23,844,685 | 26,329,621 | 25,173,105 |
| Other operating income: | | | |
| Trust & investment services income | 4,488,251 | 4,536,702 | 4,798,724 |
| Service charges on deposit accounts | 2,813,193 | 2,614,820 | 2,489,887 |
| Net (loss) gain on securities transactions | (458,565) | 490,705 | 216,053 |
| Credit card merchant earnings | 1,332,778 | 1,280,013 | 992,578 |
| Other | 2,146,458 | 1,284,979 | 1,534,970 |
| Total other operating income | 10,322,115 | 10,207,219 | 10,032,212 |
| Other operating expenses: | | | |
| Salaries and wages | 9,528,540 | 9,180,638 | 8,582,216 |
| Pension and other employee benefits | 2,771,721 | 2,663,166 | 2,167,209 |
| Net occupancy expenses | 2,051,288 | 1,946,855 | 1,878,329 |
| Furniture and equipment expenses | 2,008,445 | 1,751,991 | 1,893,852 |
| Other | 9,045,380 | 8,509,310 | 7,934,537 |
| Total other operating expenses | 25,405,374 | 24,051,960 | 22,456,143 |
| Income before income tax expense | 8,761,426 | 12,484,880 | 12,749,174 |
| Income tax expense | 2,221,533 | 3,991,628 | 3,994,075 |
| Net income | $ 6,539,893 | 8,493,252 | 8,755,099 |
| Weighted average shares outstanding | 3,928,332 | 4,051,022 | 4,094,489 |
| Basic earnings per share | $1.66 | $2.10 | $2.14 |

See accompanying notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES

| | | Common Stock | Capital Surplus | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|
| **Balances at December 31, 1999** | $ | 43,001 | 21,941,629 | 48,065,946 | (4,435,629) | ( 303,064) | 65,311,883 |
| Comprehensive Income: | | | | | | | |
| Net income | | — | — | 8,755,099 | — | — | 8,755,099 |
| Other comprehensive income | | — | — | — | — | 3,947,831 | 3,947,831 |
| Total comprehensive income | | | | | | | 12,702,930 |
| Restricted stock units for directors' deferred compensation plan | | — | 159,332 | — | — | — | 159,332 |
| Cash dividends declared ($.86 per share) | | — | — | (3,473,424) | — | — | (3,473,424) |
| Distribution of restricted stock units for directors' deferred compensation plan | | | (89,434) | | 97,341 | | 7,907 |
| Purchase of 19,068 shares of treasury stock | | — | — | — | (397,113) | — | (397,113) |
| **Balances at December 31, 2000** | $ | 43,001 | 22,011,527 | 53,347,621 | (4,735,401) | 3,644,767 | 74,311,515 |
| Comprehensive Income: | | | | | | | |
| Net income | | — | — | 8,493,252 | — | — | 8,493,252 |
| Other comprehensive income | | — | — | — | — | 1,517,226 | 1,517,226 |
| Total comprehensive income | | | | | | | 10,010,478 |
| Restricted stock units for directors' deferred compensation plan | | — | 137,878 | — | — | — | 137,878 |
| Cash dividends declared ($.90 per share) | | — | — | (3,583,797) | — | — | (3,583,797) |
| Distribution of restricted stock units for directors' deferred compensation plan | | | (14,927) | | 14,342 | | (585) |
| Sale of 30,130 shares of treasury stock | | | 80,620 | | 548,851 | | 629,471 |
| Purchase of 97,275 shares of treasury stock | | — | — | — | (2,343,383) | — | (2,343,383) |
| **Balances at December 31, 2001** | $ | 43,001 | 22,215,098 | 58,257,076 | (6,515,591) | 5,161,993 | 79,161,577 |
| Comprehensive Income: | | | | | | | |
| Net income | | — | — | 6,539,893 | — | — | 6,539,893 |
| Other comprehensive income | | — | — | — | — | 2,445,515 | 2,445,515 |
| Total comprehensive income | | | | | | | 8,985,408 |
| Restricted stock units for directors' deferred compensation plan | | — | 151,486 | — | — | — | 151,486 |
| Cash dividends declared ($.92 per share) | | — | — | (3,549,418) | — | — | (3,549,418) |
| Distribution of employee stock bonus | | | 2,454 | | 5,961 | | 8,415 |
| Distribution of restricted stock units for directors' deferred compensation plan | | | (13,631) | | 15,970 | | 2,339 |
| Purchase of 187,812 shares of treasury stock | | — | — | — | (5,332,630) | — | (5,332,630) |
| **Balances at December 31, 2002** | $ | 43,001 | 22,355,407 | 61,247,551 | (11,826,290) | 7,607,508 | 79,427,177 |

See accompanying notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES

| YEARS ENDED DECEMBER 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 6,539,893 | 8,493,252 | 8,755,099 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Amortization of goodwill and intangible assets | 397,719 | 587,303 | 587,302 |
| Provision for deferred tax (benefit) expense | (1,464,115) | (238,355) | 364,908 |
| Provision for loan losses | 3,283,333 | 1,100,000 | 750,000 |
| Depreciation and amortization | 1,884,604 | 1,574,857 | 1,508,703 |
| Amortization of premiums and accretion of discounts on securities, net | 787,395 | (119,310) | 143,105 |
| Net loss (gain) on securities transactions | 458,565 | (490,705) | (216,053) |
| Decrease (increase) in other assets | 1,182,229 | (238,380) | (658,738) |
| (Decrease) increase in accrued interest payable | (624,914) | (19,751) | 516,881 |
| Expense related to restricted stock units for directors' deferred compensation plan | 151,486 | 137,878 | 159,332 |
| Increase (decrease) in other liabilities | 3,008,387 | (294,346) | 313,269 |
| Net cash provided by operating activities | 15,604,582 | 10,492,443 | 12,223,808 |
| Cash flows from investing activities: | | | |
| Proceeds from sales of securities available for sale | 15,137,874 | 23,295,936 | 25,222,726 |
| Proceeds from maturities of and principal collected on securities available for sale | 135,875,581 | 123,067,506 | 23,679,474 |
| Proceeds from maturities of and principal collected on securities held to maturity | 4,944,237 | 3,745,029 | 7,140,429 |
| Purchases of securities available for sale | (166,295,395) | (159,703,735) | (37,579,602) |
| Purchases of securities held to maturity | (5,663,241) | (4,295,649) | (5,099,603) |
| Purchases of premises and equipment | (4,631,006) | (2,727,230) | (2,984,677) |
| Net increase in loans | (13,523,536) | (33,275,746) | (38,104,619) |
| Proceeds from sales of student loans | 3,714,321 | 3,341,687 | 2,651,931 |
| Net cash used in investing activities | (30,441,165) | (46,552,202) | (25,073,941) |
| Cash flows from financing activities: | | | |
| Net increase in demand deposits, NOW accounts, savings accounts, and insured money market accounts | 30,562,963 | 6,266,132 | 6,108,890 |
| Net (decrease) increase in time deposits and individual retirement accounts | (9,484,498) | 3,033,113 | 23,505,178 |
| Net (decrease) increase in securities sold under agreements to repurchase | (796,182) | 30,050,456 | (539,665) |
| Federal Home Loan Bank advances | 15,750,000 | 12,600,000 | 13,400,000 |
| Repayments of Federal Home Loan Bank advances | (12,600,000) | (8,400,000) | (29,700,000) |
| Purchase of treasury stock | (5,332,630) | (2,343,383) | (397,113) |
| Sale of treasury stock | — | 629,471 | — |
| Cash dividends paid | (3,592,360) | (3,558,754) | (3,435,952) |
| Net cash provided by financing activities | 14,507,293 | 38,277,035 | 8,941,338 |
| Net (decrease) increase in cash and cash equivalents | (329,290) | 2,217,276 | (3,908,795) |
| Cash and cash equivalents, beginning of year | 30,381,377 | 28,164,101 | 32,072,896 |
| Cash and cash equivalents, end of year | $ 30,052,087 | 30,381,377 | 28,164,101 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest | $ 17,719,112 | 21,711,799 | 21,537,977 |
| Income taxes | $ 444,052 | 4,138,230 | 3,608,962 |
| Supplemental disclosure of non-cash activity: | | | |
| Transfer of loans to other real estate owned | $ 583,265 | 20,343 | 137,261 |
| Adjustment of securities available for sale to fair value, net of tax | $ 2,445,515 | 1,517,226 | 3,947,831 |

See accompanying notes to consolidated financial statements.

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## DECEMBER 31, 2002, 2001 AND 2000



## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Chemung Financial Corporation (the Corporation), through its wholly owned subsidiaries, Chemung Canal Trust Company (the Bank) and CFS Group, Inc., provides a wide range of banking, financing, fiduciary and other financial services to its local market area. The Corporation is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory agencies.

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES

Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Corporation has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and carried at amortized cost. Securities to be held for indefinite periods of time or not intended to be held to maturity are classified as available for sale and carried at fair value. Unrealized holding gains and losses on securities classified as available for sale are excluded from earnings and are reported as accumulated other comprehensive income (loss) in shareholders' equity, net of the related tax effects, until realized. Realized gains and losses are determined using the specific identification method.

Non-marketable equity securities are classified with securities available for sale. Non-marketable equity securities owned by the Corporation at December 31, 2002 and 2001 include Federal Home Loan Bank of New York (FHLB) stock and Federal Reserve Bank (FRB) stock, which are carried at cost since there is no readily available market price for these securities.

A decline in the fair value of any available for sale or held to maturity security below amortized cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security. Securities are placed in non-accrual status when management believes there are significant doubts regarding the ultimate collectibility of interest and/or principal. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment of yield using the interest method. Dividend and interest income is recognized when earned.

LOANS

Loans are stated at the amount of unpaid principal balance less unearned discounts and net deferred origination fees and costs. The Corporation has the ability and intent to hold its loans for the foreseeable future, except for student loans, which are sold to a third party from time to time upon reaching repayment status.

Interest on loans is accrued and credited to operations on the interest method. The accrual of interest is generally discontinued and previously accrued interest is reversed when commercial loans become 90 days delinquent, and when consumer, mortgage and home equity loans, which are not guaranteed by government agencies, become 120 days delinquent. Loans may also be placed on non-accrual status if management believes such classification is warranted for other purposes. Loans are returned to accrual status when they become current as to principal and interest or when, in the opinion of management, the loans are expected to be fully collectible as to principal and interest. Loan origination fees and certain direct loan origination costs are deferred and amortized over the life of the loan as an adjustment to yield, using the interest method.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is increased through a provision for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of all or a portion of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans. Management's evaluation of the adequacy of the allowance for loan losses is performed on a periodic basis and takes into consideration such factors as the historical loan loss experience, review of specific problem loans (including evaluations of the underlying collateral), changes in the composition and volume of the loan portfolio, overall portfolio quality, and current economic conditions that may affect the borrowers' ability to pay. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in New York State. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Management, considering current information and events regarding the borrower's ability to repay their obligations, considers a loan to be impaired when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral, less the estimated costs to sell, if the loan is collateral dependent. Residential mortgage loans and consumer loans are evaluated collectively since they are homogeneous and generally carry smaller balances. All loans restructured in a troubled debt restructuring are also considered impaired loans. In general, interest income on impaired loans is recorded on a cash basis when collection in full is reasonably expected. If full collection is uncertain, cash receipts are applied first to principal, then to interest income.

PREMISES AND EQUIPMENT

Land is carried at cost, while buildings, equipment and furniture are stated at cost less accumulated depreciation and amortization. Depreciation is charged to current operations under accelerated and straight-line methods over the estimated useful lives of the assets, which range from 15 to 50 years for buildings and from 3 to 10 years for equipment and furniture. Amortization of leasehold improvements and leased equipment is recognized on the straight-line method over the shorter of the lease term or the estimated life of the asset.

OTHER REAL ESTATE

Real estate acquired through foreclosure or deed in lieu of foreclosure is recorded at the lower of the carrying value of the loan or estimated fair value of the property less estimated costs to dispose at the time of acquisition. Write downs from the carrying value of the loan to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. Subsequent to acquisition, other real estate is carried at the lower of the carrying amount or fair value less estimated costs to dispose. Subsequent adjustments to the carrying values of such properties resulting from declines in fair value are charged to operations in the period in which the declines occur. Other real estate owned at December 31, 2002, amounted to $405,687 and at December 31, 2001, amounted to $82,035.

INCOME TAXES

The Corporation files a consolidated tax return on the accrual method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for unused tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled, or the tax carryforwards are expected to be utilized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

TRUST AND INVESTMENT SERVICES INCOME

Assets held in a fiduciary or agency capacity for customers are not included in the accompanying consolidated balance sheets, since such assets are not assets of the Corporation. Trust and Investment Services income is recognized on the accrual method based on contractual rates applied to the balances of individual trust accounts. The market value of trust assets under administration totaled $1.215 billion at December 31, 2002, and $1.375 billion at December 31, 2001.

PENSION PLAN

Pension costs, based on actuarial computations of current and future benefits for employees, are charged to current operating results. The Corporation's funding policy is to contribute amounts to the plan sufficient to meet minimum regulatory funding requirements, plus such additional amounts as the Corporation may determine to be appropriate from time to time.

POSTRETIREMENT BENEFITS

The Corporation provides health care and life insurance benefits for retired employees. The estimated costs of providing benefits are accrued over the years the employees render services necessary to earn those benefits.

GOODWILL AND INTANGIBLE ASSETS

Prior to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002 (see "RECENT ACCOUNTING PRONOUNCEMENTS"), goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, was being amortized over 15 years on a straight-line basis. Core deposit intangible ("CDI"), resulting from the Corporation's purchase of deposits from the Resolution Trust Company in 1994, is being amortized over the expected useful life of 15 years on a straight-line basis. See "RECENT ACCOUNTING PRONOUNCEMENTS" for further information regarding the accounting for goodwill and CDI subsequent to December 31, 2001.

BASIC EARNINGS PER SHARE

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding, retroactively adjusted for stock splits and dividends. Issuable shares (such as those related to directors' restricted stock units) are considered outstanding and are included in the computation of basic earnings per share.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and amounts due from banks, interest-bearing deposits with other financial institutions, federal funds sold, and U.S. Treasury securities with original terms to maturity of 90 days or less.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Corporation enters into sales of securities under agreements to repurchase. The agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The amount of the securities underlying the agreements continue to be carried in the Corporation's securities portfolio. The Corporation has agreed to repurchase securities identical to those sold. The securities underlying the agreements are under the Corporation's control.

OTHER FINANCIAL INSTRUMENTS

The Corporation is a party to certain other financial instruments with off-balance sheet risk such as commitments under standby letters of credit, unused portions of lines of credit and commitments to fund new loans. The Corporation's policy is to record such instruments when funded.

COMPREHENSIVE INCOME

Comprehensive income at the Corporation represents net income plus other comprehensive income or loss, which consists of the net change in unrealized holding gains or losses on securities available for sale, net of the related tax effect. Accumulated other comprehensive income or loss represents the net unrealized holding gains or losses on securities available for sale as of the consolidated balance sheet dates, net of the related tax effect.

Comprehensive income for the years ended December 31, 2002, 2001, and 2000 was $8,985,408, $10,010,478, and $12,702,930, respectively. The following summarizes the components of other comprehensive income (loss):

| | |
|---|---|
| Unrealized net holding gains during the year-ended December 31, 2002, net of tax (pre-tax amount of $3,568,962) | $ 2,167,074 |
| Reclassification adjustment for net losses realized in net income during the year-ended December 31, 2002, net of tax (pre-tax amount of ($458,565)) | 278,441 |
| Other comprehensive income for the year-ended December 31, 2002 | $ 2,445,515 |
| Unrealized net holding gains during the year-ended December 31, 2001, net of tax (pre-tax amount of $2,969,923) | $ 1,813,563 |
| Reclassification adjustment for net gains realized in net income during the year-ended December 31, 2001, net of tax (pre-tax amount of $490,705) | ( 296,337) |
| Other comprehensive income for the year-ended December 31, 2001 | $ 1,517,226 |
| Unrealized net holding gains during the year-ended December 31, 2000, net of tax (pre-tax amount of $6,789,197) | $ 4,077,592 |
| Reclassification adjustment for net gains realized in net income during the year-ended December 31, 2000, net of tax (pre-tax amount of $216,053) | ( 129,761) |
| Other comprehensive income for the year-ended December 31, 2000 | $ 3,947,831 |

SEGMENT REPORTING

The Corporation's operations are solely in the financial services industry and primarily include the provision of traditional banking services. The Corporation operates primarily in the geographical regions of Chemung, Steuben, Schuyler, and Tioga counties, including the northern tier of Pennsylvania. The Corporation has identified separate operating segments; however, these segments did not meet the quantitative thresholds for separate disclosure.

RECLASSIFICATION

Amounts in the prior years' consolidated financial statements are reclassified whenever necessary to conform with the current year's presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method of accounting, thus eliminating the pooling-of-interests method of accounting.

SFAS No. 142 requires that acquired intangible assets (other than goodwill) be amortized over their useful economic life; while goodwill and any acquired intangible assets with an indefinite useful economic life are not amortized, but are reviewed for impairment on an annual basis based upon guidelines specified in the Statement. The Corporation adopted SFAS No. 142 on January 1, 2002. SFAS No. 142 requires that goodwill be evaluated for impairment as of January 1, 2002. The Corporation concluded that the carrying value of its goodwill was not impaired as of January 1, 2002, or during 2002.

At December 31, 2001, the Corporation had goodwill of $1,516,666 related to the acquisition of a bank in 1994. The amortization expense related to this goodwill amounted to $189,584 for the year ended December 31, 2001. In accordance with SFAS No. 142, the Corporation is no longer amortizing this goodwill subsequent to December 31, 2001.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." SFAS No. 147 amends SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and FASB Interpretation No. 9, "Applying APB Opinions Nos. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method." SFAS No. 147 removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No. 72 and FASB Interpretation No. 9. SFAS No. 147 also amends the provisions of SFAS No. 144 to apply to long-term customer-relationship intangible assets recognized in the acquisition of a financial institution. The provisions of SFAS No. 147 were effective October 1, 2002. Accordingly, effective October 1, 2002, the Corporation evaluates its core deposit intangible for impairment in accordance with the provisions of SFAS No. 147. There was no impact on the Corporation's consolidated financial statements from the adoption of SFAS No. 147.

**2. RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS**

The Corporation is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank of New York. The amount of this reserve requirement was $750,000 at December 31, 2002.

**3. SECURITIES**

Amortized cost and estimated fair value of securities available for sale at December 31, 2002 and 2001, are as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value |
| Obligations of U.S. Government agencies | $ 70,424,704 | 71,839,915 | $ 98,866,251 | 100,129,417 |
| Mortgage-backed securities | 136,559,684 | 140,008,976 | 92,538,928 | 92,992,484 |
| Obligations of states and political subdivisions | 16,989,907 | 17,933,891 | 17,496,893 | 17,728,855 |
| Corporate bonds and notes | 13,712,085 | 14,785,105 | 14,704,510 | 14,830,561 |
| Corporate stocks | 6,938,504 | 12,585,830 | 6,982,327 | 13,455,352 |
| Total | $ 244,624,884 | 257,153,717 | $230,588,909 | 239,136,669 |

Included in corporate stocks at both December 31, 2002 and 2001, is the Corporation's required investment in the stock of the Federal Home Loan Bank of New York (FHLB) carried at its cost basis of $5,662,500 and $5,710,000, respectively. This investment allowed the Corporation to maintain a $74,803,900 line of credit with the FHLB at December 31, 2002, and $73,197,400 at December 31, 2001. Other required equities in the Corporation's portfolio include 10,781 shares of Federal Reserve Bank stock carried at $539,050 at December 31, 2002, and 10,700 shares carried at $535,000 at December 31, 2001.

Gross unrealized gains and losses on securities available for sale at December 31, 2002 and 2001, were as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Unrealized Gains | Unrealized Losses | Unrealized Gains | Unrealized Losses |
| Obligations of U.S. Government agencies | $ 1,420,351 | 5,140 | $1,336,634 | 73,468 |
| Mortgage-backed securities | 3,450,024 | 732 | 631,300 | 177,744 |
| Obligations of states and political subdivisions | 944,296 | 312 | 336,204 | 104,242 |
| Corporate bonds and notes | 1,350,209 | 277,189 | 310,123 | 184,072 |
| Corporate stocks | 5,655,658 | 8,332 | 6,481,357 | 8,332 |
| Total | $ 12,820,538 | 291,705 | $9,095,618 | 547,858 |

Gross realized gains on sales of securities available for sale were $547,206, $528,634, and $1,388,358 for the years ended December 31, 2002, 2001 and 2000, respectively. Gross realized losses on sales of securities available for sale were $37,929 and $1,172,305 for the years ended December 31, 2001 and 2000, respectively. There were no realized losses on sales of securities available for sale for the year ended December 31, 2002.

The Corporation's investment portfolio includes an investment in a $2.5 million par value corporate bond that was downgraded to below investment grade status by nationally recognized rating agencies during the third quarter of 2002. Management determined in the third quarter of 2002 that the resulting decline in the estimated fair value of this bond was other-than-temporary, and, accordingly, wrote the bond down to its estimated fair value of $1.288 million at September 25, 2002, resulting in a $1.006 million pre-tax charge to earnings. The estimated fair value of the bond at December 31, 2002 was $2.008 million. Subsequent to the writedown, the Corporation placed the bond on non-accrual status.

Securities held to maturity of $7,835,498 and $7,116,489 at December 31, 2002 and 2001, respectively, represent non-marketable obligations of political subdivisions, usually local municipalities. Estimated fair value at December 31, 2002 and 2001 was $8,185,055 and $7,318,438, respectively. There were no sales of securities held to maturity in 2002, 2001 or 2000.

The contractual maturity of these securities at amortized cost is as follows at December 31, 2002: $3,732,806 (fair value of $3,742,114) within one year, $2,096,212 (fair value of $2,289,669) after one year but within five years, $1,576,480 (fair value of $1,656,047) after five years but within ten years and $430,000 (fair value of $497,225) greater than ten years.

Interest and dividend income on securities for the years ended December 31, 2002, 2001 and 2000 was as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Taxable: | | | |
| U.S. Treasury securities | $ 138,646 | 297,520 | 767,261 |
| Obligations of U.S. Government agencies | 4,816,713 | 5,794,805 | 5,674,224 |
| Mortgage-backed securities | 5,575,333 | 5,933,499 | 5,190,539 |
| Corporate bonds and notes | 932,910 | 907,945 | 816,503 |
| Corporate stocks | 413,482 | 552,212 | 638,503 |
| Exempt from Federal taxation: | | | |
| Obligations of states and political subdivisions | 1,043,497 | 1,107,423 | 1,297,986 |
| Total | $ 12,920,581 | 14,593,404 | 14,385,016 |

The amortized cost and estimated fair value by years to contractual maturity (mortgage-backed securities are shown as maturing based on the estimated average life at the projected prepayment speed) as of December 31, 2002, for debt securities available for sale are as follows:

| | Maturing | | | |
|---|---|---|---|---|
| | Within One Year | | After One, But Within Five Years | |
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| Obligations of U.S. Government agencies | $ 35,747,487 | 36,068,615 | $ 23,006,427 | 24,043,150 |
| Mortgage-backed securities | 33,613,373 | 34,480,454 | 76,778,470 | 79,212,371 |
| Obligations of states and political subdivisions | 2,101,535 | 2,125,197 | 7,139,422 | 7,641,764 |
| Corporate bonds and notes | 2,499,744 | 2,527,625 | 2,558,412 | 2,794,775 |
| Total | $ 73,962,139 | 75,201,891 | $109,482,731 | 113,692,060 |

| | Maturing | | | |
|---|---|---|---|---|
| | After Five, But Within Ten Years | | After Ten Years | |
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| Obligations of U.S. Government agencies | $ 10,000,000 | 10,062,500 | $ 1,670,790 | 1,665,650 |
| Mortgage-backed securities | 16,616,824 | 16,720,902 | 9,551,017 | 9,595,249 |
| Obligations of states and political subdivisions | 7,467,941 | 7,875,718 | 281,009 | 291,212 |
| Corporate bonds and notes | 1,287,500 | 2,008,250 | 7,366,429 | 7,454,455 |
| Total | $ 35,372,265 | 36,667,370 | $18,869,245 | 19,006,566 |

Actual maturities may differ from contractual maturities above because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

The fair value of securities pledged to secure public funds on deposit or for other purposes as required by law was $162,805,967 at December 31, 2002, and $184,468,089 at December 31, 2001. This includes mortgage-backed securities totaling $42,233,474 and $32,337,536 (fair value of $43,258,600 and $32,376,437), and obligations of U.S. Government agencies totaling $40,115,020 and $61,763,587 (fair value of $41,109,054 and $62,332,729) pledged to secure securities sold under agreements to repurchase at December 31, 2002 and 2001, respectively.

There are no securities of a single issuer (other than securities of U.S. Government agencies) that exceed 10% of shareholders' equity at December 31, 2002 or 2001.

The Corporation has equity investments in Southern Tier Business Development, LLC and Cephas Capital Partners, L.P. These small business investment companies were established for the purpose of providing financing to small businesses in market areas served by the Corporation, including minority-owned small businesses and those that are anticipated to create jobs for the low to moderate income levels in the targeted areas. As of December 31, 2002 and 2001, these investments totaled $3,147,569 and $2,967,300, respectively, are included in other assets, and are accounted for under the equity method of accounting.

## 4. LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of the loan portfolio is summarized as follows:

| DECEMBER 31, | 2002 | 2001 |
|---|---|---|
| Residential mortgages | $ 101,035,998 | 101,168,582 |
| Commercial mortgages | 44,966,502 | 48,510,572 |
| Commercial, financial and agricultural | 152,518,010 | 139,821,707 |
| Consumer loans | 134,204,609 | 134,626,731 |
| Net deferred origination fees and costs, and unearned income | (430,669) | (373,044) |
| | $ 432,294,450 | 423,754,548 |

Included in consumer loans are student loans totaling $4,552,318 at December 31, 2002 and $4,191,072 at December 31, 2001, which are considered held for sale once these loans enter repayment status.

Residential mortgages totaling $84,704,223 at December 31, 2002, and $83,078,601 at December 31, 2001, were pledged under a blanket collateral agreement for the Corporation's line of credit with the FHLB.

The Corporation's market area encompasses the New York State counties of Chemung, Steuben, Schuyler and Tioga, as well as the northern tier of Pennsylvania. Substantially all of the Corporation's outstanding loans are with borrowers living or doing business within 25 miles of the Corporation's branches in these counties. The Corporation's concentrations of credit risk by loan type are reflected in the preceding table. The concentrations of credit risk with standby letters of credit, committed lines of credit and commitments to originate new loans, generally follow the loan classifications in the table above. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower.

The following table summarizes the Corporation's non-performing loans at December 31, 2002 and 2001:

| | 2002 | 2001 |
|---|---|---|
| Non-accrual loans | $ 9,345,534 | 1,490,081 |
| Troubled debt restructurings | 3,381,991 | 77,516 |
| Loans 90 days or more past due and still accruing interest | 266,503 | 4,065,288 |
| Total non-performing loans | $ 12,994,028 | 5,632,885 |

The total amount of interest income that would have been recorded in 2002 if the above non-accrual and troubled debt restructured loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $881,766. During 2002, $862,041 of interest income was recognized on those loans. The comparable amounts for 2001 and 2000 for non-accrual and troubled debt restructured loans at December 31, 2001 and 2000, were not significant. The Corporation is not committed to advance additional funds to borrowers with non-performing loans.

Transactions in the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000 were as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balances at January 1 | $ 5,077,091 | 4,707,868 | 4,665,093 |
| Provision charged to operations | 3,283,333 | 1,100,000 | 750,000 |
| Loans charged-off | (879,794) | (949,692) | (853,409) |
| Recoveries | 193,747 | 218,915 | 146,184 |
| Balances at December 31 | $ 7,674,377 | 5,077,091 | 4,707,868 |

At December 31, 2002 and 2001, the recorded investment in loans that are considered to be impaired totaled $12,397,648 and $746,734, respectively. Included in the 2002 amount are impaired loans of $5,077,705 for which an impairment allowance has been recognized. The related impairment allowance was $3,142,827. The 2001 amount includes $428,779 of impaired loans with a related impairment allowance of $278,344. The average recorded investment in impaired loans during 2002, 2001 and 2000 was $6,126,882, $849,892 and $744,081, respectively. During 2002, interest income recognized on impaired loans during the period the loans were impaired totaled $331,084, of which $308,232 was recognized on a cash-basis. The interest income recognized on impaired loans in 2001 and 2000 was not significant.

**5. PREMISES & EQUIPMENT**

Premises and equipment at December 31, 2002 and 2001 are as follows:

| | 2002 | 2001 |
|---|---|---|
| Land | $ 3,031,408 | 2,681,408 |
| Buildings | 17,772,109 | 16,433,926 |
| Equipment and furniture | 20,212,147 | 17,327,476 |
| Leasehold improvements | 434,491 | 432,876 |
| | 41,450,155 | 36,875,686 |
| Less accumulated depreciation and amortization | 23,953,739 | 22,125,672 |
| | $ 17,496,416 | 14,750,014 |

**6. GOODWILL AND OTHER INTANGIBLE ASSETS**

The following table reconciles reported net income to adjusted net income, as if the provisions of SFAS No. 142 regarding the non-amortization of goodwill were in effect during the years ended December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Reported net income | $ 8,493,252 | 8,755,099 |
| Add: Goodwill amortization (not tax deductible) | 189,584 | 189,583 |
| Net income, as adjusted | $ 8,682,836 | 8,944,682 |
| | | |
| Reported basic earnings per share | $2.10 | $2.14 |
| Add: Goodwill amortization | .04 | .04 |
| | | |
| Basic earnings per share, as adjusted | $2.14 | $2.18 |

At December 31, 2002, the Corporation had a core deposit intangible asset ("CDI") with a carrying amount of $2,552,034 (original amount of $5,965,793, net of accumulated amortization of $3,413,759) related to the acquisition of deposits from the Resolution Trust Company in 1994. The CDI had a carrying amount of $2,949,754 at December 31, 2001. The amortization expense related to this CDI totaled $397,719 for each of the years ended December 31, 2002, 2001 and 2000. As of December 31, 2002, the remaining amortization period for this CDI was approximately 6.4 years. The estimated amortization expense is $397,719 for each of the years ended December 31, 2003 through 2007, with $563,439 in amortization expense in years subsequent to 2007.

**7. DEPOSITS**

A summary of deposits at December 31, 2002 and 2001 is as follows:

| | 2002 | 2001 |
|---|---|---|
| Non-interest-bearing demand deposits | $ 109,602,512 | 110,805,658 |
| Interest-bearing demand deposits | 41,617,222 | 39,331,058 |
| Insured money market accounts | 64,457,270 | 44,598,178 |
| Savings deposits | 104,651,237 | 95,030,384 |
| Time deposits | 221,437,226 | 230,921,724 |
| | $ 541,765,467 | 520,687,002 |

Time deposits include certificates of deposit in denominations of $100,000 or more aggregating $44,376,747 and $57,522,589 at December 31, 2002 and 2001, respectively. Interest expense on such certificates was $1,675,167, $3,207,552 and $4,163,041 for 2002, 2001 and 2000, respectively.

Scheduled maturities of time deposits at December 31, 2002, are summarized as follows:

| | |
|---|---|
| 2003 | $ 136,495,253 |
| 2004 | 36,503,927 |
| 2005 | 16,627,350 |
| 2006 | 7,242,720 |
| 2007 | 24,544,656 |
| 2008 and thereafter | 23,320 |
| | $ 221,437,226 |

**8. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE**

A summary of securities sold under agreements to repurchase as of and for the years ended December 31, 2002, 2001 and 2000 is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Securities sold under agreements to repurchase: | | | |
| Balance at December 31 | $78,661,100 | 79,457,282 | 49,406,826 |
| Maximum month-end balance | 90,269,184 | 79,658,810 | 51,003,367 |
| Average balance during year | 85,251,981 | 68,653,225 | 50,110,845 |
| Weighted-average rate at December 31 | 4.46% | 4.68% | 5.75% |
| Average rate paid during year | 4.46% | 5.20% | 5.51% |

The agreements have remaining contractual maturities of 2 days to 8.2 years at December 31, 2002, with a weighted-average contractual maturity of 3.2 years. Certain of the agreements have call features. At December 31, 2002, the weighted-average period to the earlier of the next call date or the contractual maturity date was approximately four months.

Information concerning outstanding securities repurchase agreements as of December 31, 2002 is summarized as follows:

| Remaining Term to Final Maturity (1) | Repurchase Liability | Accrued Interest Payable | Weighted-Average Rate | Fair Value of Collateral Securities (2) |
|---|---|---|---|---|
| Within 90 days | $ 16,161,100 | $ 31,856 | 2.02% | $ 26,879,293 |
| After 90 days but with one year | 18,000,000 | 74,228 | 4.55% | 15,621,762 |
| After one year but within five years | 14,500,000 | 156,013 | 5.92% | 14,869,731 |
| After five years but within ten years | 30,000,000 | 117,050 | 5.09% | 25,671,771 |
| Total | $ 78,661,100 | $ 379,147 | 4.46% | $ 83,042,557 |

*(1) The weighted-average remaining term to final maturity was approximately 3.2 years at December 31, 2002. At December 31, 2002, $54.5 million of the securities repurchase agreements contained call provisions. The weighted-average rate at December 31, 2002 on the callable securities repurchase agreements was 5.51%, with a weighted-average remaining period of approximately 6 months to the call date. At December 31, 2002, $24.2 million of the securities repurchase agreements did not contain call provisions. The weighted-average rate at December 31, 2002 on the non-callable securities repurchase agreements was 2.10%, with a weighted-average term to maturity of approximately 2 months.*

*(2) Represents the fair value of the securities subject to the repurchase agreements, including accrued interest receivable of approximately $982 thousand at December 31, 2002.*

**9. FEDERAL HOME LOAN BANK ADVANCES**

The following is a summary of Federal Home Loan Bank advances at December 31, 2002:

| Amount | Weighted-Average Rate | Maturity | Call Date |
|---|---|---|---|
| $ 15,750,000 | 1.35% | January 2, 2003 | – |
| 5,000,000 | 5.41% | December 29, 2005 | March 29, 2003 |
| 10,000,000 | 3.72% | September 13, 2007 | – |
| 10,000,000 | 4.41% | October 20, 2008 | January 20, 2003 |
| $ 40,750,000 | 3.18% | | |

Residential mortgages totaling $84,704,223 at December 31, 2002, were pledged under a blanket collateral agreement for the Corporation's advances with the FHLB.

**10. INCOME TAXES**

For the years ended December 31, 2002, 2001 and 2000, income tax expense attributable to income from operations consisted of the following:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Current: | | | |
| State | $ 201,217 | 414,260 | 195,635 |
| Federal | 3,484,431 | 3,815,723 | 3,433,532 |
| | 3,685,648 | 4,229,983 | 3,629,167 |
| Deferred (benefit) expense | (1,464,115) | (238,355) | 364,908 |
| | $ 2,221,533 | 3,991,628 | 3,994,075 |

Income tax expense differed from the amounts computed by applying the U.S. Federal statutory income tax rate to income before income tax expense as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Tax computed at statutory rate | $ 2,978,885 | 4,244,859 | 4,334,719 |
| Tax-exempt interest | (539,655) | (569,665) | (641,915) |
| Dividend exclusion | (31,073) | (43,718) | (57,865) |
| State taxes, net of Federal impact | (53,265) | 243,268 | 207,909 |
| Nondeductible interest expense | 58,537 | 70,417 | 87,796 |
| Other items, net | (191,896) | 46,467 | 63,431 |
| Actual income tax expense | $ 2,221,533 | 3,991,628 | 3,994,075 |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001, are presented below:

| | 2002 | 2001 |
|---|---|---|
| DEFERRED TAX ASSETS: | | |
| Allowance for loan losses-book | $ 2,989,169 | 1,977,527 |
| Accrual for post-retirement benefits other than pensions | 866,427 | 773,433 |
| Deferred loan fees | 166,994 | 144,101 |
| Deferred compensation and directors' fees | 688,537 | 751,490 |
| Corporate bond write-down | 391,748 | – |
| Other | 144,119 | 131,837 |
| Total gross deferred tax assets | 5,246,994 | 3,778,388 |
| DEFERRED TAX LIABILITIES: | | |
| Depreciation | 180,842 | 120,735 |
| Prepaid pension | 189,206 | 327,591 |
| Net unrealized gains on securities available for sale | 4,921,325 | 3,385,768 |
| Securities discount accretion | 291,543 | 208,580 |
| Other | 37,243 | 37,437 |
| Total gross deferred tax liabilities | 5,620,159 | 4,080,111 |
| Net deferred tax liability | $ (373,165) | (301,723) |

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the loss carryback period. A valuation allowance is recognized when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

**11. PENSION PLAN AND OTHER BENEFIT PLANS**

The Corporation has a noncontributory defined benefit pension plan covering substantially all employees. The plan's defined benefit formula generally bases payments to retired employees upon their length of service multiplied by a percentage of the average monthly pay over the last five years of employment.

The following table presents (1) changes in the plan's projected benefit obligation and plan assets, and (2) the plan's funded status reconciled with amounts recognized in the Corporation's consolidated balance sheet at December 31, 2002 and 2001:

| | 2002 | 2001 |
|---|---|---|
| CHANGES IN PROJECTED BENEFIT OBLIGATION: | | |
| Projected benefit obligation at beginning of year | $ 15,549,988 | 13,998,022 |
| Service cost | 430,785 | 343,187 |
| Interest cost | 1,084,151 | 1,028,972 |
| Plan amendments | 78,435 | – |
| Actuarial loss | 1,409,941 | 1,095,926 |
| Benefits paid | (915,515) | (916,119) |
| Projected benefit obligation at end of year | $ 17,637,785 | 15,549,988 |
| CHANGES IN FAIR VALUE OF PLAN ASSETS: | | |
| Fair value of plan assets at beginning of year | $ 18,198,375 | 19,355,021 |
| Actual loss on plan assets | (2,137,531) | (203,033) |
| Expenses paid | (47,514) | (37,494) |
| Benefits paid | (915,515) | (916,119) |
| Fair value of plan assets at end of year | $ 15,097,815 | 18,198,375 |
| (Unfunded) funded status | $ (2,539,970) | 2,648,387 |
| Unrecognized net transition obligation being recognized over 10 years | 350,238 | 420,126 |
| Unrecognized prior service cost | 643,658 | 646,575 |
| Unrecognized net actuarial loss (gain) | 2,415,539 | (2,547,019) |
| Prepaid pension cost | $ 869,465 | 1,168,069 |

Net periodic pension expense (income) in 2002, 2001 and 2000 was comprised of the following:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Service cost, benefits earned during the year | $ 430,785 | 343,187 | 297,927 |
| Interest cost on projected benefit obligation | 1,084,151 | 1,028,972 | 990,817 |
| Expected return on plan assets | (1,331,901) | (1,419,320) | (1,499,853) |
| Net amortization and deferral | 115,569 | (147,563) | (402,536) |
| Net periodic pension expense (income) | $ 298,604 | (194,724) | (613,645) |

The principal actuarial assumptions used in determining the projected benefit obligation as of December 31, 2002, 2001 and 2000 were as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Discount rate | 6.50% | 7.00% | 7.50% |
| Expected long-term rate of return on assets | 7.50% | 7.50% | 7.50% |
| Assumed rate of future compensation increase | 5.00% | 5.00% | 5.00% |

The pension plan's assets at December 31, 2002 and 2001, are invested in common and preferred stocks, U.S. Government securities, corporate bonds and notes, and mutual funds.

The Corporation also sponsors a defined contribution profit sharing, savings and investment plan which covers all employees with a minimum of 1,000 hours of annual service. The Corporation makes discretionary profit sharing contributions to the plan based on the financial results of the Corporation. The Corporation also makes matching contributions at the rate of 50% of the first 6% of an eligible employee's current earnings contributed to the plan. Expense under the plan totaled $565,606, $687,724, and $681,193 for the years ended December 31, 2002, 2001 and 2000, respectively. The plan's assets at December 31, 2002 and 2001, include 261,452 and 380,712 shares, respectively, of Chemung Financial Corporation common stock, as well as common and preferred stocks, U.S. Government securities, corporate bonds and notes, and mutual funds.

The Corporation sponsors a defined benefit health care plan that provides postretirement medical, dental and prescription drug benefits to full-time employees who meet minimum age and service requirements. Postretirement life insurance benefits are also provided to certain employees who retired prior to July 1981. The plan is contributory, with retiree contributions adjusted annually, and contains other cost sharing features such as deductibles and coinsurance. The accounting for the plan anticipates future cost-sharing changes to the written plan that are consistent with the Corporation's expressed intent to increase the retiree contribution rate annually for the expected general inflation rate for that year.

The following table presents (1) changes in the plan's accumulated postretirement benefit obligation and (2) the plan's funded status reconciled with amounts recognized in the Corporation's consolidated balance sheet at December 31, 2002 and 2001:

| CHANGES IN ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION: | 2002 | 2001 |
|---|---|---|
| Accumulated postretirement benefit obligation at beginning of year | $ 3,069,672 | 2,440,417 |
| Service cost | 51,000 | 25,000 |
| Interest cost | 263,000 | 210,000 |
| Participant contributions | 98,819 | 97,059 |
| Plan amendments | 1,109,000 | – |
| Actuarial loss | 8,326 | 607,741 |
| Benefits paid | (291,301) | (310,545) |
| Accumulated postretirement benefit obligation at end of year | $ 4,308,516 | 3,069,672 |

| ACCRUED POSTRETIREMENT BENEFIT COST: | | |
|---|---|---|
| Unfunded postretirement benefit obligation end of year | $ (4,308,516) | (3,069,672) |
| Unrecognized prior service cost | 1,348,000 | 352,000 |
| Unrecognized net actuarial loss | 728,736 | 722,410 |
| Accrued postretirement benefit cost at end of year, included in other liabilities | $ (2,231,780) | (1,995,262) |

During 2002, the Corporation amended the postretirement plan to increase the maximum annual amount of benefits provided under the plan. This amendment resulted in a $1.1 million increase in the accumulated postretirement benefit obligation. This unrecognized prior service cost will be amortized into net periodic postretirement benefit cost over the average period to full eligibility of each participant active at the date of the amendment, who was not fully eligible for the benefits at that date (approximately 13 years).

The components of net periodic post-retirement benefit cost for the years ended December 31, 2002, 2001 and 2000 are as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Service cost | $ 51,000 | 25,000 | 23,000 |
| Interest cost | 263,000 | 210,000 | 181,000 |
| Net amortization and deferral | 115,000 | 47,000 | 28,000 |
| Net periodic postretirement benefit cost | $429,000 | 282,000 | 232,000 |

The postretirement benefit obligation was determined using a discount rate of 6.50% for 2002 and 7.00% for 2001. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.0% in 2002 and was assumed to decrease steadily to 4.75% in 2009 and thereafter. The health care cost trend rate assumption can have a significant effect on the amounts reported. If the health care cost trend rate was increased one percent in each year, the accumulated postretirement benefit obligation as of December 31, 2002, would have increased by 4.0%, and the aggregate of service and interest cost would have increased by 3.5%. If the health care cost trend rate was decreased one percent in each year, the accumulated postretirement benefit obligation as of December 31, 2002, would have decreased by 4.1%, and the aggregate of service and interest cost would have decreased by 3.8%. However, the plan limits the increase in the Corporation's annual contributions to the plan for most participants to the increase in base compensation for active employees.

The Corporation also sponsors an Executive Supplemental Pension Plan for certain current and former executive officers to restore certain pension benefits that may be reduced due to limitations under the Internal Revenue Code. The benefits under this plan are unfunded and as of December 31, 2002 and 2001, the projected benefit obligation was $607,600 and $557,671, respectively. As of December 31, 2002 and 2001, the Corporation had an accrued benefit liability of $383,698 and $327,014, respectively, related to this plan. The Corporation recorded an expense of $77,605, $85,157 and $62,989 related to this plan during 2002, 2001 and 2000, respectively.

**12. RELATED PARTY TRANSACTIONS**

Members of the Board of Directors, certain Corporation officers, and their immediate families directly, or through entities in which they are principal owners (more than 10% interest), were customers of, and had loans and other transactions with, the Corporation in the ordinary course of business. All loans and commitments included as part of such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These loans and commitments, which did not involve more than normal risk of collectibility or present other unfavorable features, are summarized as follows for the years ended December 31, 2002 and 2001:

| | 2002 | 2001 |
|---|---|---|
| Balance at beginning of year | $ 16,166,974 | 15,034,221 |
| New loans or additional advances | 18,172,041 | 25,833,686 |
| Repayments | (19,240,697) | (24,700,933) |
| Balance at end of year | $ 15,098,318 | 16,166,974 |

### 13. EXPENSES

The following expenses, which exceeded 1% of total revenues (total interest income plus other operating income) in at least one of the years presented, are included in other operating expenses:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Data processing services | $2,751,182 | 2,812,299 | 2,176,368 |
| Advertising | 753,427 | 729,223 | 708,449 |
| Amortization of core deposit intangible | 397,719 | 397,719 | 397,719 |
| Amortization of goodwill | – | 189,584 | 189,583 |

### 14. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit, which are not reflected in the accompanying consolidated financial statements. Commitments to outside parties under standby letters of credit, unused portions of lines of credit, and commitments to fund new loans totaled $4,276,819, $122,449,408 and $4,659,585, respectively, at December 31, 2002. Commitments to outside parties under standby letters of credit, unused portions of lines of credit, and commitments to fund new loans totaled $2,289,691, $126,866,745 and $9,726,476, respectively, at December 31, 2001. Because many commitments and almost all standby letters of credit expire without being funded in whole or in part, the contract amounts are not estimates of future cash flows. Loan commitments and unused lines of credit have off-balance-sheet credit risk because only origination fees are recognized on the consolidated balance sheet until commitments are fulfilled or expire. The credit risk amounts are equal to the contractual amounts, assuming the amounts are fully advanced and collateral or other security is of no value. The Corporation does not anticipate losses as a result of these transactions. These commitments also have off-balance-sheet interest rate risk in that the interest rate at which these commitments were made may not be at market rates on the date the commitments are fulfilled.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." FIN No. 45 requires certain new disclosures and potential liability-recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Corporation does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit.

The Corporation has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled $4.277 million at December 31, 2002, and represent the maximum potential future payments the Corporation could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance-sheet instruments. Corporation policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios will generally range from 75% for movable assets, such as inventory, to 100% for liquid assets, such as bank CD's. The carrying amount and fair value of the Corporation's standby letters of credit at December 31, 2002, was insignificant.

At December 31, 2002, the Corporation had outstanding commitments totaling $111,375 to fund equity investments in Southern Tier Business Development, LLC.

The Corporation has employment contracts with certain of its senior officers, which expire at various dates through 2005 and may be extended on a year-to-year basis.

In the normal course of business, there are various outstanding legal proceedings involving the Corporation or its subsidiaries. In the opinion of management, the aggregate amount involved in such proceedings is not material to the financial condition or results of operations of the Corporation.

### 15. SHAREHOLDERS' EQUITY

Under Federal Reserve regulations, the Bank is limited to the amount it may loan to the Corporation, unless such loans are collateralized by specific obligations. At December 31, 2002, the maximum amount available for transfer from the Bank to the Corporation in the form of unsecured loans was $1,800,396. The Bank is also subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior regulatory approval. Dividends are limited to retained net profits, as defined by regulations, for the current year and the two preceding years. At December 31, 2002, approximately $4.7 million was available for the declaration of dividends from the Bank to the Corporation.

### 16. PARENT COMPANY FINANCIAL INFORMATION

Condensed parent company only financial statement information of Chemung Financial Corporation is as follows:

| BALANCE SHEETS – DECEMBER 31 | 2002 | 2001 |
|---|---|---|
| *Assets:* | | |
| Cash on deposit with subsidiary bank | $ 1,138,010 | 1,015,508 |
| Investment in subsidiary — Chemung Canal Trust Company | 74,785,553 | 74,816,630 |
| Investment in subsidiary — CFS Group, Inc. | 193,561 | 204,858 |
| Dividends receivable from subsidiary bank | 868,831 | 911,772 |
| Securities available for sale, at estimated fair value | 158,570 | 154,044 |
| Other assets | 3,215,201 | 3,004,165 |
| Total assets | $ 80,359,726 | 80,106,977 |
| *Liabilities and shareholders' equity:* | | |
| Dividends payable | 868,831 | 911,772 |
| Other liabilities | 63,718 | 33,628 |
| Total liabilities | 932,549 | 945,400 |
| *Shareholders' equity:* | | |
| Total shareholders' equity | 79,427,177 | 79,161,577 |
| Total liabilities and shareholders' equity | $ 80,359,726 | 80,106,977 |

| STATEMENTS OF INCOME – YEARS ENDED DECEMBER 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Dividends from subsidiary bank | $ 9,049,418 | 5,083,798 | 4,918,121 |
| Interest and dividend income | 14,699 | 87,215 | 88,450 |
| Net gain on sales of securities | – | 60,000 | – |
| Other income (loss) | 180,277 | (270,166) | 216,277 |
| Operating expenses | (108,001) | (105,181) | (96,989) |
| Income before impact of subsidiaries' earnings and distributions and income taxes | 9,136,393 | 4,855,666 | 5,125,859 |
| Distributions from Chemung Canal Trust Company in excess of earnings | (2,607,829) | – | – |
| Equity in undistributed earnings of Chemung Canal Trust Company | – | 3,578,823 | 3,692,888 |
| Equity in losses of CFS Group, Inc. | (11,297) | (45,142) | – |
| Income before income tax benefit/expense | 6,517,267 | 8,389,347 | 8,818,747 |
| Income tax benefit (expense) | 22,626 | 103,905 | (63,648) |
| *Net Income* | $ 6,539,893 | 8,493,252 | 8,755,099 |

| STATEMENTS OF CASH FLOWS – YEARS ENDED DECEMBER 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| *Cash flows from operating activities:* | | | |
| Net Income | $ 6,539,893 | 8,493,252 | 8,755,099 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Distributions from Chemung Canal Trust Company in excess of earnings | 2,607,829 | – | – |
| Equity in undistributed earnings of Chemung Canal Trust Company | – | (3,578,823) | (3,692,888) |
| Equity in losses of CFS Group, Inc. | 11,297 | 45,142 | – |
| Net gain on sales of securities | – | (60,000) | – |
| Decrease (increase) in dividend receivable | 42,941 | (25,043) | 62,528 |
| Increase in other assets | (212,699) | (581,442) | (234,515) |
| Increase in other liabilities | 32,429 | 6,286 | 18,238 |
| Distribution of employee stock bonus | 8,415 | – | – |
| Distribution of restricted stock units for directors' deferred compensation plan | 17,386 | 16,845 | 106,883 |
| Net cash provided by operating activities | 9,047,491 | 4,316,217 | 5,015,345 |
| *Cash flow from investing activities:* | | | |
| Investment in CFS Group, Inc. | – | – | (250,000) |
| Proceeds from sale of securities available for sale | – | 1,060,000 | – |
| Purchase of securities available for sale | – | – | (49,992) |
| Net cash provided by (used in) investing activities | – | 1,060,000 | (299,992) |
| *Cash flow from financing activities:* | | | |
| Cash dividends paid | (3,592,359) | (3,558,754) | (3,435,952) |
| Purchase of treasury stock | (5,332,630) | (2,343,383) | (397,113) |
| Sale of treasury stock | – | 629,471 | – |
| Net cash used in financing activities | (8,924,989) | (5,272,666) | (3,833,065) |
| Increase in cash and cash equivalents | 122,502 | 103,551 | 882,288 |
| Cash and cash equivalents at beginning of year | 1,015,508 | 911,957 | 29,669 |
| Cash and cash equivalents at end of year | $ 1,138,010 | 1,015,508 | 911,957 |

## 17. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

SHORT-TERM FINANCIAL INSTRUMENTS

For those short-term instruments that generally mature in ninety days or less, the carrying value approximates fair value.

SECURITIES

Fair values for securities are based on either 1) quoted market prices, 2) dealer quotes, 3) a correspondent bank's pricing system, or 4) discounted cash flows to maturity. For certain securities, such as equity investments in the FHLB and Federal Reserve Bank, and non-marketable obligations of political subdivisions, fair value is estimated to approximate amortized cost.

LOANS RECEIVABLE

For variable-rate loans that reprice frequently, fair values approximate carrying values. The fair values for other loans are estimated through discounted cash-flow analysis using interest rates currently being offered for loans with similar terms and credit quality.

DEPOSITS

The fair values disclosed for demand deposits, savings accounts and money market accounts are, by definition, equal to the amounts payable on demand at the reporting date (i.e., their carrying values).

The fair value of certificates of deposits is estimated using a discounted cash flow approach that applies interest rates currently being offered on certificates to a schedule of the weighted-average expected monthly maturities.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (REPURCHASE AGREEMENTS)

These instruments bear both variable and fixed rates of interest. Therefore, the carrying value approximates fair value for the variable rate instruments and the fair value of fixed-rate instruments is based on discounted cash flows to maturity.

FEDERAL HOME LOAN BANK ADVANCES

These instruments bear a stated rate of interest to maturity and, therefore, the fair value is based on discounted cash flows to maturity.

COMMITMENTS TO EXTEND CREDIT

The fair value of commitments to extend credit is based on fees currently charged to enter into similar agreements, the counter-party's credit standing and discounted cash flow analysis. The fair value of these commitments to extend credit approximates the recorded amounts of the related fees and is not material at December 31, 2002 and 2001.

ACCRUED INTEREST RECEIVABLE AND PAYABLE

For these short-term instruments, the carrying value approximates fair value.

The estimated fair value of the Corporation's financial instruments as of December 31, 2002 and 2001, are as follows (dollars in thousands):

| | 2002 | | 2001 | |
|---|---|---|---|---|
| FINANCIAL ASSETS: | Carrying Amount | Estimated Fair Value[1] | Carrying Amount | Estimated Fair Value[1] |
| Cash and due from banks | $ 28,837 | 28,837 | 29,023 | 29,023 |
| Interest-bearing deposits | 1,215 | 1,215 | 1,358 | 1,358 |
| Securities | 264,989 | 265,339 | 246,253 | 246,455 |
| Net loans | 424,620 | 437,102 | 418,677 | 434,981 |
| Accrued interest receivable | 3,562 | 3,562 | 4,363 | 4,363 |
| FINANCIAL LIABILITIES: | | | | |
| Deposits: | | | | |
| Demand, savings, and insured money market accounts | $ 320,328 | 320,328 | 290,771 | 290,771 |
| Time deposits | 221,437 | 226,791 | 229,916 | 233,514 |
| Repurchase agreements | 78,661 | 82,612 | 79,457 | 81,574 |
| Federal Home Loan Bank advances | 40,750 | 41,767 | 37,600 | 38,109 |
| Accrued interest payable | 1,482 | 1,482 | 2,107 | 2,107 |
| Dividends payable | 869 | 869 | 912 | 912 |

(1) Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

## 18. REGULATORY CAPITAL REQUIREMENTS

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital-to-average assets (all as defined in the applicable regulations). Management believes that, as of December 31, 2002 and 2001, the Corporation and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2002, the most recent notification from the Federal Reserve Bank of New York categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized, as well as capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There have been no conditions or events since that notification that management believes have changed the Bank's or the Corporation's capital category.

The actual capital amounts and ratios of the Corporation and the Bank are presented in the following table:

| | Actual Capital | | Required Ratios | |
|---|---|---|---|---|
| | Amount | Ratio | Minimum Capital Adequacy | Classification as Well Capitalized |
| *As of December 31, 2002* | | | | |
| Total Capital (to Risk-Weighted Assets): | | | | |
| Consolidated | $76,223,377 | 16.12% | 8.00% | 10.00% |
| Bank | $71,545,475 | 15.25% | 8.00% | 10.00% |
| Tier 1 Capital (to Risk-Weighted Assets): | | | | |
| Consolidated | $67,750,969 | 14.33% | 4.00% | 6.00% |
| Bank | $63,133,393 | 13.45% | 4.00% | 6.00% |
| Tier 1 Capital (to Average Assets): | | | | |
| Consolidated | $67,750,969 | 9.26% | 3.00% | 5.00% |
| Bank | $63,133,393 | 8.67% | 3.00% | 5.00% |
| *As of December 31, 2001* | | | | |
| Total Capital (to Risk-Weighted Assets): | | | | |
| Consolidated | $77,523,117 | 16.87% | 8.00% | 10.00% |
| Bank | $73,183,569 | 16.04% | 8.00% | 10.00% |
| Tier 1 Capital (to Risk-Weighted Assets): | | | | |
| Consolidated | $69,533,164 | 15.13% | 4.00% | 6.00% |
| Bank | $65,209,403 | 14.29% | 4.00% | 6.00% |
| Tier 1 Capital (to Average Assets): | | | | |
| Consolidated | $69,533,164 | 9.86% | 3.00% | 5.00% |
| Bank | $65,209,403 | 9.30% | 3.00% | 5.00% |

## CHEMUNG CANAL TRUST COMPANY

### EXECUTIVE DIVISION

Jan P. Updegraff
President and
Chief Executive Officer

Jane H. Adamy
Vice President and
Corporate Secretary

**AUDIT**
Norman R. Ward
Senior Vice President
and Auditor

Debra L. Stanton
Assistant Treasurer

**BSA, CRA AND COMPLIANCE**
Lucimar F. S. Escudero
Assistant Vice President

**HUMAN RESOURCES MANAGEMENT**
Linda M. Struble
Senior Vice President

Kimberly L. Lorson
Assistant Vice President

**LOAN REVIEW**
John E. Kravec
Vice President

**MARKETING MANAGEMENT**
Marcia P. Scanlin
Senior Vice President

Ronald E. Allison
Vice President

Katherine E. Vail
Assistant Treasurer

### FINANCE DIVISION

John R. Battersby, Jr.
Senior Vice President,
CFO and Treasurer

Thomas J. Whitaker
Vice President

Celeste J. Knickerbocker
Assistant Vice President

Joan M. Smith
Assistant Treasurer

### TRUST AND INVESTMENT SERVICES DIVISION

Melinda A. Sartori
Executive Vice President

**TRUST & ESTATE ADMINISTRATION**
Elizabeth T. Dalrymple
Vice President and
Senior Trust Officer

Douglas F. Bissonette
Vice President and
Senior Trust Officer

Patti E. Crandell, CFP
Assistant Vice President
and Senior Trust Officer

**TRUST OPERATIONS**
Yvonne M. Albee
Assistant Vice President

Pamela D. Burns
Assistant Treasurer

**INVESTMENT SERVICES**
Thomas W. Wirth, CFA
Vice President and Senior
Investment Officer

Alice J. Dailey
Senior Trust
Investment Officer

Michael D. Blatt, CFA
Assistant Vice President

Kirsten A. Vineski
Assistant Vice President

Christopher J. Seymour
Assistant Treasurer

**TRUST TAX SERVICES**
Sandra J. Martinichio
Assistant Vice President

**RETIREMENT SERVICES GROUP**
Michael S. Hatlee
Vice President

Barbara A. Patton
Assistant Treasurer

### CREDIT AND OPERATIONS SERVICES DIVISIONS

James E. Corey III
Executive Vice President

**CREDIT DIVISION**
Joseph P. Manning
Senior Vice President

Mary Anne Narosky
Assistant Vice President

**COMMERCIAL CREDIT**
Brendan P. McCormick, CFP
Assistant Treasurer

**COMMERCIAL LOANS**
Richard G. Carr
Vice President

Louis C. DiFabio
Vice President

Richard W. Carroll
Assistant Treasurer

**CONSUMER LOANS**
Robert T. Cunningham
Vice President

**DEALER SERVICES**
Daniel R. Donovan
Assistant Vice President

**BANK CARDS**
John J. Pribulick
Assistant Vice President

**HOME EQUITY**
Carol G. Nolan
Assistant Vice President

**RESOURCE RECOVERY**
David A. Wakeman
Assistant Vice President

**MORTGAGES**
Janice M. Bennett
Vice President

Michael A. Pragle
Vice President

Gordon S. Shafer
Assistant Vice President

### OPERATIONS DIVISION

Thomas C. Karski
Senior Vice President

**DEPOSIT OPERATIONS**
Joyce W. Murray
Assistant Treasurer

**BANK OPERATIONS**
Judy L. Barton
Assistant Treasurer

**COMPUTER OPERATIONS**
Tina M. McGurgan
Assistant Vice President

**ELECTRONIC BANKING SERVICES**
Mary L. Keefe
Assistant Treasurer

**INFORMATION AND BANK SECURITY**
Nancy W. Battersby
Assistant Vice President

**NETWORK OPERATIONS**
Matthew T. Keefe
Assistant Treasurer

### BRANCH ADMINISTRATION DIVISION

Jerome F. Denton
Executive Vice President

Deborah A. Adams
Vice President

Audrey Manchester
Vice President
Tri-County Regional
Manager

Alex A. Gilliam
Vice President
Corning Office

James F. Battersby
Assistant Vice President
Waverly Office

Donald E. DeBolt
Assistant Vice President
Bath Office

Marjorie P. Krejcar
Vice President
Chemung Regional Manager

Marianne T. Kalec
Vice President
Main Office

Robert A. Roemmelt, Jr.
Vice President
Horseheads Office

Michael J. Battersby
Assistant Treasurer
Southport Office

Francine M. Cadek
Assistant Treasurer
Arnot Road Office

Jacqueline L. Stevens
Assistant Treasurer
Elmira Heights Office

**FACILITIES MANAGEMENT**
James D. Ripley
Assistant Vice President

Rose J. Catalano-Ilg, AIA
Assistant Vice President

## CFS GROUP, INC.

Suzann M. Koehler
Vice President

**DIRECTORS**

Robert E. Agan
Chairman Emeritus
Hardinge Inc.

David J. Dalrymple
President
Dalrymple Holding Corporation

Robert H. Dalrymple
Vice President and Secretary
Dalrymple Holding Corporation

William D. Eggers
Senior Vice President
and General Counsel
Corning Incorporated

Frederick Q. Falck
President
L.M. Trading Company

Stephen M. Lounsberry, III
President
Applied Technology Manufacturing

Thomas K. Meier
President
Elmira College

Ralph H. Meyer
President and Chief Executive Officer
Emeritus, Guthrie Healthcare System

John F. Potter
President
Seneca Beverage Corp.

Charles M. Streeter, Jr.
Retired President
Streeter Associates, Inc.

Richard W. Swan
President
Swan and Sons-Morss Co., Inc.

William C. Ughetta
Attorney
Retired Senior Vice President
and General Counsel
Corning Incorporated

Jan P. Updegraff
President and Chief Executive Officer
Chemung Canal Trust Company

Nelson Mooers van den Blink
Chairman of the Board,
Chief Executive Officer and Treasurer
The Hilliard Corp.

**MAIN OFFICE**

One Chemung Canal Plaza
Elmira, NY 14901
607-737-3711
800-836-3711

**BRANCH OFFICES**

Arnot Road Office
29 Arnot Road
Horseheads, NY 14845

Bath Office
410 West Morris Street
Bath, NY 14810

Big Flats Office
437 Maple Street
Big Flats, NY 14814

Corning Office
149 West Market Street
Corning, NY 14830

Elmira Heights Office
100 West McCanns Boulevard
Elmira Heights, NY 14903

Horseheads Office
602 South Main Street
Horseheads, NY 14845

Montour Falls Office
303 West Main Street
Montour Falls, NY 14865

Owego Office
203 Main Street
Owego, NY 13827

Painted Post Office
222 North Hamilton Street
Painted Post, NY 14870

Southport Office
951 Pennsylvania Avenue
Elmira, NY 14904

Watkins Glen Office
318 North Franklin Street
Watkins Glen, NY 14891

Waverly Office
405 Chemung Street
Waverly, NY 14892

Westside Office
628 West Church Street
Elmira, NY 14905

**TRUST OFFICE**

20 Hawley Street
Binghamton, NY 13901


Chemung Canal
Trust Company

*At the Center of Your Community*


CFS
GROUP, INC.

www.chemungcanal.com